Exhibit 99.1

Envigado, August 14, 2025

DISCLOSURE OF THE QUARTERLY PERIODIC REPORT

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market that, in accordance with the provisions of Article 5.2.4.2.3 of Decree 151 of 2021, and in External Circulars 031 of 2021 and 012 of 2022, of the Financial Superintendence of Colombia (“SFC”), the Company is filing its periodic report for the second quarter of 2025.

The report is attached below.

éxito

Una buena
nutrición
es el mejor
regalo
éxito

COCINA DE MERCADO

LA HUERTA

grupo éxito

Nutrimos de
oportunidades
a Colombia

INDEX

1	GENERAL INFORMATION	1

	1.1 Issuer’s basic identification data	1

	1.2 Issuance of outstanding securities	1

2	FINANCIAL INFORMATION	1

	2.1 Financial Statements	1

	2.2 Financial Analysis	1

	2.3. Material changes in the financial statements	5

3	OPERATIONAL PERFORMANCE	6

	3.1 Main operations	6

4.	RISKS AND RISK MANAGEMENT	12

	4.1 Market Risk updates	12

	4.2 Update of other risks	13

5.	SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES	15

	5.1 Monitoring of social and environmental issues, including climate issues	15

	5.2 Material changes	18

6	CORPORATE GOVERNANCE	19

	6.1 Material changes in the Corporate Governance structure	19

7	ANNEX	21

	7.1 Glossary	21

	7.2 Financial Statements	24

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1	GENERAL INFORMATION

1.1	Issuer’s basic identification data

●	Corporate name: Almacenes Éxito S.A.

●	Place of business: Carrera 48 No. 32 B Sur 139, Envigado, Antioquia.

1.2	Issuance of outstanding securities

As of December 31, 2024, the Company was an issuer of securities with presence in 3 markets: Colombia, United States and Brazil. In these markets are traded: common shares in the Colombian market, American Depositary Shares (ADS) in the U.S. market, and Brazilian Depositary Receipts (BDR’s) in the Brazilian market.

As of March 31, 2025, the number of subscribed shares was 1,344,720,453, of which 1,297,864,359 were outstanding and 46,856,094 had been repurchased.

2	FINANCIAL INFORMATION

2.1	Financial Statements

The Company’s Financial Statements were transmitted to the Financial Superintendence of Colombia and published through the relevant information mechanism of this entity and are attached to the Report.

They can also be consulted on the Company’s corporate website.

2.2	Financial Analysis

Consolidated Net Revenue grew by +5.8% when excluding FX effect (+2.6% in COP) to COP $5.2 T during 2Q25, 89% of the growth contribution came from Colombia, highlighting the non-food category (+11.3%), following by Uruguay and Argentina with the remaining 11%. In 1H25 consolidated Net revenue reported COP $10.6 T with a growth at +4.7% excluding FX effect and +2.5% in COP.

Consolidated Retail Sales reached COP $5.0 T in 2Q25, reflecting mid-single-digit growth of +5.6% excluding FX effects. For the first half of the year (1H25), sales totalled COP $10.1 T, with a growth of +4.7% excluding FX effects, and +2.4% and +2.5% in COP for 2Q25 and 1H25, respectively. In terms of growth for SSS for 2Q25 was +6.8% and +6.1 for 1H25. Performance explained by: (i) the outcome of the successful commercial strategies implemented in Colombia, allowing a retail sales growth of +4.8% in 1H25, (ii) consistent mid-single digit growth in local currency in Uruguay (+4.7% in 1H25 in local currency), (iii) low performance in Argentina impacted by lower consumption and stores portfolio optimization, and (iv) the contribution of LTM store expansion1 of 36 stores (Col 35 and Uru 1).

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Consolidated Other Revenue increased by +9.3% excluding FX effect (+6.6% in COP) during the 2Q25 and +4.9% excluding FX effect (+3.4% in COP) in 1H25, driven by the contribution of the Real estate business in Colombia and Argentina.

Colombia: As of the first half of 2025, Colombia’s economic environment remained challenging with signs of stabilization. Total inflation declined to 4.8% at the end of June from 7.2% y/y, as well as the deaccelerated food inflation to 4.3% as of June 2025 from 5.3% interannual, while the Internal food inflation was 0.10 p.p. below the national level. Although consumer confidence remained cautious and households prioritizing essential expenditures with an index rising to 2.2 p.p. from 12.7 p.p. at June 2024. In response to receding inflation, the central bank lowered the interest rate to 9.25% in 2Q25, as a more moderated monetary stance.

During the second quarter of 2025 the operation in Colombia contributed to 76% of consolidated Net revenue, which grew by +6.8%, to COP $4.0 trillion, continuing the positive trend seen since the second half of last year.

Net Sales totalled COP $3.7 trillion (+6.9%) and SSS (+8.2%), explained by recovery of non-food category (+11.3%) mainly from double-digit growth in big ticket items, omni-channel contribution with an increased 13.9% share (+20pbs) vs 2Q24 and growing in comparable terms by +8.2%, food sales performance grew above inflation (+5.3%) with fresh category +7.5% and FMCG +4.3%. 35 stores were opened, converted and reformed in the last 12 months. The first semester of the year reached COP $7.6 trillion in sales (+4.8%) and grew +6.4% in SSS.

The Éxito’s banner stores represented 69% of the sales mix in Colombia, Carulla’s stores represented 19% and the low-cost & others1 which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third-party sellers, the sale of property development projects (inventory) and other, represented 12% of the sales mix in 2Q25 and 1H25.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual and Midescuento), grew 8.2% versus 2Q24 and reached COP $526,933 M. Share on Retail Sales reached 13.9% (vs 13.7% in 2Q24 in comparable terms excluding ISOC channel), boosted by the growth of the non-food category (+5.9%, 14.2% share on non-food sales) and in food category performance (+9.2%, 13.8% share on food sales).

Main KPI´s outcome during 2Q25 when compared to the same period of last year in comparable terms excluding ISOC channel from the basis, were as follows:

o	Orders: reached 6.3 M (+8.7%) during 2Q25.

o	E-commerce sales: reached COP $ 178,954M during 2Q25 (+7.8%).

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o	MiSurtii sales: reached COP $15,400 M continued the decreasing trend at double-digit.

o	Apps: sales of over COP $42,500 M (+5.3%) and reached to 151,317 orders during 2Q25.

o	Rappi deliveries grew by 12.8% during 2Q25.

o	Marketplace sales: decreased by -15.5% during 2Q25 and totalled more than 1,332 sellers.

o	Turbo: orders grew by 17.5% during 2Q25 and reached a 65.9% share on sales through Rappi (a leading Latin American last-mile delivery platform) in the first quarter of the year.

●	Other Revenue increased by 5.5% during 2Q25, explained by complementary businesses contribution, mainly by the recurring income from the Real Estate (+12.6% vs 2Q24), as well as Logistic, Mobile and Travel businesses performance.

Uruguay: Uruguay contributed with 20% of consolidated Retail Sales during 2Q25. Last-12-month inflation as of June was of 4.6% (vs 4.9% in June 2024) and the food component grew by 4.2% during the last-12-months.

Net sales and SSS grew +4.1% and +5.1% respectively in local currency, driven by the contribution from the 33 Fresh Market stores (+6.0% growth vs 2Q25; 61.3% share on total sales during the second quarter), with a stable political and economic environment. The first semester of 2025 grew +4.7% and +5.4% for net sales and SSS in local currency respectively.

The operation in Uruguay reported market share gains of 0.3 p.p. to 41.9% in terms of SSS as of June, according to Scanntech, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 33 Fresh Market stores.

Argentina: The operation in Argentina contributed 4.7% on Consolidated Retail Sales and results in Colombian Pesos included a -35.9% FX effect in net revenues during 2Q25.

Net Revenue in Argentina was COP $250,143 M (-4.2% in local currency) and Retail Sales were COP $234,430 M (-6.8% in local currency and -5.7% in SSS) during 2Q25. Last-12-month inflation as of June was of 39.4% according to INDEC, which compares to the 271.5% rate reported during the same period last year. Retail sales were affected by lagged consumption and underperforming stores closures. The first semester registered a Net sales and SSS growth of +3.2% and +4.6% respectively when excluding FX effects.

During 2Q25 real state had a resilient performance (+67.2% growth in local currency) from improved commercial trends and strong occupancy levels. The Real estate during the semester grew above inflation to +78.8% in local currency.

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Operating Performance

Consolidated Gross Profit increased by 6.8% excluding FX effect (+2.8% in COP) during 2Q25 and margin reached 25.6% (+4 bps) as percentage of Net Revenue, compared to the same period from last year, margin improvement in Colombia thanks to advances in the commercial strategy and shrinkage levels control that added to a stable margin in Uruguay, helped to compensate the margin deterioration in Argentina. As for the 1H25, margin landed at 25.6% and Gross Profit grew by 6.6% excluding FX effect.

●	Gross Profit in Colombia grew by 9.7% to a margin of 22.6% (+59 bps) during 2Q25 as percentage of Net Revenue. Improvement driven by a balance between sales growth and sustainable profit margins added to logistics costs reduction. Gross Profit grew by 6.8% to a margin of 22.2% (+44 bps) as a percentage of Net Revenue during 1H25.

●	Gross Profit in Uruguay increased by 4.0% excluding FX effect (+3.5% in COP) during 2Q25 and margin as a percentage of net revenues was 36.4% due to revenue growth that allowed cost dilution and tighter shrinkage control. During the 1H25, Gross Profit grew by 7.6% in local currency to a margin of 37.3% (+95 bps vs last year).

●	Gross Profit in Argentina decreased by -9.8% during 2Q25 in local currency to a 30.3% margin (-190 bps) as a percentage of Net Revenue. The deterioration reflects lower consumption trend and macroeconomic adjustments. Gross profit grew 1.4% in local currency during 1H25 to a margin of 31.1% (-135 bps) as a percentage of Net Revenue.

Consolidated Recurring EBITDA1 reached COP $452,242 M during 2Q25, double-digit growth of +32.8% excluding FX effect (+32.3% in COP) compared to the same period last year, expenses dilution and margin improvement contributed to a +195 bps increase in recurring EBITDA1 margin reaching 8.7% as percentage of Net Revenue. Expenditure efficiencies across the region allowed a decrease in SG&A (-7.1% in COP) and an improvement in margin as percentage of Net Revenue (+212bp), despite the inflation, index and wages pressures of the year.

Colombia: Recurring EBITDA grew by +50.8% during 2Q25 and the margin was 8.8% (+257 bps) as percentage of Net Revenue. SG&A decreased by -6.0%, as response of successful action plans implemented aiming to stabilize a leaner structure and to reduce expenditure.

In 1H25, Colombia reached COP $ 575,295 M (+41.1% vs 1H24) with a margin of 7.2% (186 bps) as percentage of Net Revenue. SG&A decreased by -4.0%, despite inflation and the high single digit minimum wage increase (+9.5% for 2025), thanks to efficiency plans on cost and expense’s structure

Uruguay: Recurring EBITDA grew by +10.4% in local currency (+9.9% in COP) during 2Q25 compared to the same period last year, to a 11.9% margin (+64 bps) as percentage of Net Revenue, reflecting a consistent sales growth and efficiencies on SG&A (+74 bps). Recurring EBITDA increased 19.9% in local currency (+17.5% in COP) during 1H25 compared to the same period last year, to a 13.1% margin (+165 bps) as percentage of Net Revenue. Uruguay operation continued as the most profitable business unit of the group.

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Argentina: Recurring EBITDA reflected a top line affected by lower consumption, and inflationary pressures, -6.1% margin as percentage of Net Revenue in 2Q25. Recurring EBITDA was negative during 1H25 with a margin of -4.2% as percentage of Net Revenue.

Group Net Result

The Company reported a net result of COP $146,865 M with a 2.8% margin during the 2Q25 compared with a loss of COP -$18,735 in 2Q24. For the first half of the year, net result totalled COP $240,012 M and 2.3% of margin in 1H25, compared with a loss of COP -$56,598 in the first semester last year.

The result is explained by (i) the operational outcome in Colombia and Uruguay that totally offset the low performance in Argentina; (ii) lower non-recurring expenses from the restructuring process and closing of non-profitable stores in the basis; (iii) lower financial costs; and (iv) contribution from joint ventures mainly driven by the positive result of Tuya.

Earnings per Share (EPS)

Diluted EPS was COP $113.2 per common share in 2Q25 compared to the COP $ -14.4 reported in the same quarter last year.

Net Financial debt:

●	Cash position supported by the improved operational results.

●	Gross debt remained in line with the same period last year, a 9% reduction compared to Q3 2024, when the Company recorded its highest debt level last year.

●	Net financial debt remains stable with a net Debt / EBITDA ratio of 0.9x, reflecting strong operational performance and efficient cash generation during the second quarter of 2025.

2.3. Material changes in the financial statements

Please refer to 2.1 and 2.2. items of this report.

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3 OPERATIONAL PERFORMANCE

3.1 Main operations

●	A description of the main operating activity, including production, sales, and market developments.

General Corporate Information

Almacenes Éxito S.A. is a stock corporation (sociedad anónima) domiciled in Envigado, Colombia and operates under Colombian laws and regulations. Éxito was incorporated under the laws of Colombia on March 24, 1950. The life span of Éxito continues until December 31, 2150. Éxito’s principal place of business is at Carrera 48 No. 32B Sur – 139, Envigado, Colombia. The telephone number at this address is +(57) 604 9696. Our corporate website address https://www.grupoexito.com.co/en.

Grupo Éxito is a public Company, listed on the Colombian Stock Exchange since 1994. Our controlling shareholder is Cama Commercial Group Corp. (hereinafter, for the purposes of this Report, the “Calleja Group”, a Salvadorian food retailer). As of the date of this Report, the majority shareholder held 86.84% of the outstanding capital stock through direct ownership of 1,127,117,641 common shares of Almacenes Éxito S.A., This direct ownership of common shares is the result of the decision to cancel the portion of the capital it controlled through JPMorgan (Depositary in the United States market), composed of 106,158,488 ADRs acquired in the tender offer process carried out in the United States and which represented 65.44% of the Company’s capital stock.

Overview

With nearly 120 years of experience in retailing, Grupo Éxito is the leading food retail platform in Colombia and Uruguay, and has a significant presence in northeastern Argentina.

Grupo Éxito operates under an omnichannel strategy that facilitates the customer shopping experience in such a way that they can find what they want, when they want, at the time they want and in the channel they prefer, either in physical stores, or in digital or e-commerce platforms, where they can purchase consumer products, fresh, prepared foods, textiles, home, entertainment, digital electronics, technology, toys, among others.

The diversification of its revenues through traffic and asset monetization strategies has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as shopping malls in Colombia and Argentina, and financial services such as credit cards, virtual wallets and payment networks. The company also has other businesses in Colombia, such as travel, insurance, cell phones and money transfers.

Always seeking to adapt to new consumer trends and increase its competitive advantages, in 2024 Grupo Éxito announced three major initiatives for the development of its Colombian operation: brand unification, assortment expansion and savings levers.

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1.	Unification of brands:

In the first half of 2024, it began the project to unify its retail brands in Colombia under Éxito and Carulla, two leading and emblematic brands that are in the hearts, minds and preference of Colombians. These are the brands with the greatest capillarity, broad assortment and that offer a differential customer experience. Through them, the company will strengthen its product proposal with “Unbeatable Price”, the high and low strategy (deep offering) and assortment expansion.

This will be a gradual process that will take place over the medium term. During 2024, it is planned to convert around 30 Surtimax, Super Inter and Surtimayorista stores to the Éxito and Carulla brands, which will operate in the same stores and with the stores’ own personnel. In this way, the location, proximity and knowledge of customers will be preserved. This project will be massified over a period of 2 to 3 years.

2.	Assortment expansion:

With the assortment expansion our goal is that the customer can find a greater supply of products in our stores and thus make their complete market in our stores. We have strengthened the commercial plan for the Pantry Mission, a fortnightly weekend activation that seeks to enable the customer to stock the entire market, large sizes to stock his pantry and store, and for the Replenishment Mission, a non-fortnightly weekend activation that seeks to enable the customer to adjust his market with low-disbursement and smaller-sized products.

3.	Savings levers:

Savings levers correspond to a conviction: Grupo Éxito firmly believes that as a company it has the responsibility to contribute to the welfare and dignity of Colombian families, and it does so by expanding the assortment and the best quality-price ratio and does so through:

o	Products at “Unbeatable Price”: it is an alternative of savings and relief for the pockets of Colombians. A savings strategy that was born more than 10 years ago and over time has been evolving and today is permanently present in all Exito Group stores in Colombia and in e-commerce channels. This year it has been strengthened and now has a portfolio of more than 1,000 own-brand and national brand products, many of them from the basic family shopping basket.

o	This strategy is permanently developed in four of Grupo Éxito’s brands nationwide, Éxito, Carulla, Super Inter and Surtimax, and in the e-commerce channels. More than 80 suppliers of Grupo Éxito have joined this strategy to offer, in addition to their own brands, the country’s leading brand products.

o	For the first time, products from key categories are linked to the strategy, in addition to food, entertainment, home and bazaar and textile, maintaining the premise of the lowest prices in the market in relation to quality-price ratio.

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o	Themed days: Discounts every week with the “Martes del campo” (30% discount on all fruits, vegetables and flowers), “Miércoles de carnes frescas” (20% discount on selected cuts of beef and pork and on all chicken and fish), “Viernes de celebración” (25% discount on wines, sparkling wines and champagnes) and “Sábado de parrilla” (20% discount on all imported, craft and non-alcoholic beers and 15% discount on beef, pork, chicken and fresh fish).

o	“Megaofertas”: Discounts on family basket products every weekend of the fortnight.

o	Savings basket: Discounts on products for market adjustment on non-fortnightly weekends.

o	Likewise, the traditional promotions of the brands are transversal, the most important retail promotions in Colombia, such as Exito Anniversary, Carulla Anniversary, or Megaprima, which in its most recent version in July was carried out in all retail brands.

The Company has a garment industry in which it designs and manufactures garments under its own brands such as Arkitect, Bronzini, Custer, Bluss, and People, which have a high market penetration. The textile industry is the result of a DNA anchored in the history of Grupo Éxito, since this brand was born in 1949 as a warehouse for the sale of fabrics and textiles, where the first own brand of the category was created. It also operates an industrial food plant where private label food products are processed and packaged, including meat, baked goods, prepared foods and bottled water, among others.

In Uruguay, Disco supermarkets and Devoto supermarkets and convenience stores serve the premium segment, and Géant hypermarkets serve the mid-market segment.

In Argentina, Libertad hypermarkets, Libertad minimarkets and Mayorista supermarkets serve the mid-market segment.

Operating Segments

We disclose information by operating segments, which are defined as components of an entity whose operating results are regularly reviewed by the chief operating decision maker for decision-making purposes about resources to be allocated. Our chief operating decision maker is, collectively, our Board of Directors. Our three operating segments that we report are:

Colombia

o	Éxito: revenues from retailing activities, with stores under the banner Éxito.

o	Carulla: revenues from retailing activities, with stores under the banner Carulla.

o	Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

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Argentina

Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Libertad Fan We also have “Mini Mayorista Libertad” stores, a nearby proposal for customers looking for the best price per volume on basic products, and the “Fresh Market Libertad”, a new supermarket format that prioritizes the offer of top-quality fresh products and own elaboration.

Uruguay

Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years in all the countries in which we operate. Our digital omnichannel includes e-commerce, click and collect and last mile, digital catalogue, home delivery and B2B.

In Colombia, we also offer our clients last mile and home deliveries in all our formats including our partnership with Rappi, the leading delivery app in Colombia in terms of sales, according to Green Information Group. Together with Rappi, we offer Turbo-Fresh, a last-mile delivery service, through dark stores, with an average delivery time of 10 minutes. Our WhatsApp selling service enables penetration in lower-income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e-commerce players.

Other Businesses and Services

In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets.

Puntos Colombia

Puntos Colombia is 50/50 joint venture between us and Bancolombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners including Starbucks, Celio, Pilates and Cine Colombia, among others. These points are redeemable for products or services available at the Puntos Colombia platform. Additionally point holders have other benefits including discounts.

Tuya

Tuya is a 50/50 joint venture between Éxito and Bancolombia. Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low- and mid-income segments that the traditional banking system does not serve, thus promoting financial access.

Insurance

We have also joined with Grupo Sura to offer micro-insurance solutions to clients.

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Viajes Éxito

Viajes Éxito, our joint travel agency with Avianca, the major airline in the region.

Móvil

Grupo Éxito is the first retailer in Colombia to offer mobile telephony services, MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, our MVNO is the second largest in the country according to the most recent information disclosed by the Colombian Ministry of Information Technologies and Communications (Ministerio de Tecnologías de la Información y Comunicaciones de Colombia).

Money Transfers

The Company offers local and international money transfer services for our customers.

Real Estate Business Units

We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business. In December 2016, we launched Viva Malls in Colombia, a dedicated private real estate vehicle in Colombia with FIC which owns 49%. In Argentina, our real estate business operates under the brand Paseo Libertad.

Our Products

In Colombia, Uruguay and Argentina the Company offers mostly ready-for-sale products that we purchase and resell to our end-user customers. Only a portion of our products are produced at our industry facility and in our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured or handled at our industry facility and our stores include: (1) fruits and vegetables, which are cut or packaged at our stores; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (3) ready-to-eat meals sold at our deli counters; and (5) bread, cakes and sweets made at the bakeries located within our stores.

Industry and Competitive Position

The Colombian Retail Sector

The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income. The Colombian food retail sector is served through a wide variety of channels including privately-owned supermarkets, limited assortment and convenience stores, government-subsidized cooperatives known as cajas de compensación, specialty stores (e.g., butcher shops, bakeries, etc.) and delivery operations. A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers.

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Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years. This has been the result of efforts in new store openings and the arrival of various new sector participants. The cash and carry segment serves mainly the institutional market. Traditional consumers continue to be attracted by smaller and more accessible formats. Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country.

Grupo Éxito faces strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and discount retailers such as D1 (Koba LLC) and Ara (Jerónimo Martins) and independent supermarkets.

In this context, Grupo Éxito Colombia gained 0.9 percentage points of same-store market share during the first quarter of 2025. Regarding the main cities of the country, market share growth was reflected as follows:

o	Bogotá: +1.2pp.

o	Barranquilla: +0.6pp.

o	Medellín: +1.5pp.

o	Cali: +2.5pp.

o	Cartagena: +0.4pp.

The Uruguayan Retail Sector

Uruguay is largely influenced by the overall performance of economic activity in the country. The Uruguayan retail sector has positively trended in recent years; sales have been boosted by e-commerce and app-based delivery services that have become increasingly popular in Uruguay, benefitting from increasing smartphone penetration. As sales through e-commerce grow, setting up an efficient infrastructure for direct delivery is becoming increasingly important. Due to the pandemic, companies have had to develop new strategies around their logistics and product delivery, and this has greatly improved delivery infrastructure.

Our main competitors in the Uruguayan retail sector include Tienda Inglesa, El Dorado and Ta-Ta.

The Argentinian Retail Sector

Amid a challenging macroeconomic context in which inflation continues to be the protagonist even though it has begun to subside, the country’s economy faces important challenges that affect consumption and, therefore, retail sector. While traditional grocery retailers continue to maintain their prevalence over modern outlets, recent changes in consumer habits have favored the development of modern proximity outlets that accept credit cards and/or offer access to financing. Traditional grocery retailers, particularly small grocers, have lost ground to the expansion of modern retail channels, similarly, cash and carry remained one of the most relevant channels for Argentinean consumers.

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Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key-way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers. E-commerce focused on improving online operations and special discounts and promotions as a key strategy to attract customers.

No retail chain in Argentina is present throughout the entire country, with several international brands concentrated in Buenos Aires and local or regional brands having a leadership presence in other provinces. Key competitors include Carrefour, Cencosud, Dia and Wal-Mart.

●	Evolution of major projects, investments and divestments made during the quarter.

Investments

●	Consolidated Capital Expenditures during 2Q25 reached COP $34,766 M, of which 72.9% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics. For the first half of the year, total CAPEX amounted to COP $81,065 M.

Food Retail Expansion

●	As of 2Q25, Grupo Exito totalled 36 stores from openings, reforms, conversions, and refurbishments (35 in Colombia and 1 in Uruguay). The Company totalled 592 retail stores, geographically diversified as follows: 483 stores in Colombia, 89 in Uruguay and 20 in Argentina, and consolidated selling area reached 1,008 M square meters. The store count did not include the 1.962 allies (+134 LTM) in Colombia.

●	In line with the company’s strategy, aiming for efficiencies to increase profitability, during the second quarter of the year 2025, 5 underperforming stores were closed in Colombia, 3 in Uruguay and 4 in Argentina.

4.	RISKS AND RISK MANAGEMENT

4.1	Market Risk updates

Market risk

The purpose of market risk management is to manage and control exposure changes in exchange rates.

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Currency risk

Éxito Group’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities, when they exist, and with Éxito Group’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency).

Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group’s policy is not to carry out transactions for speculation.

At June 30, 2025 Group hedged almost 100% of their purchases and liabilities in foreign currency.

During the second quarter of 2025, there were no material changes in market risks.

4.2	Update of other risks

Based on ongoing monitoring and analysis of the Company’s external and internal environment, in light of trends in the political, economic, social, technological, environmental, and legal spheres, and considering the dynamics of the sector and its impact on business operations, during the second quarter of 2025, no new risks were identified, nor were there any material changes in the level of exposure to the risks previously reported in the first quarter report of this year.

The company continues to focus its efforts on monitoring and continuously managing the following priority strategic risks: Social Risk, Macroeconomic Risk, and Information Security Risk.

However, it is important to note that Social Strategic Risk required more intensive management during the second quarter of 2025 as a result of certain social and territorial dynamics in Colombia. This situation required active and coordinated intervention under the Risk Management System and Business Continuity Management System frameworks in order to anticipate adverse scenarios, activate preventive measures, and preserve operational stability.

The following are the updated triggers for Strategic Social Risk, as well as the main management strategies implemented during the second quarter of 2025 to mitigate the probability and negative impacts:

Social Risk – Triggering factors:

o	Growing insecurity on national roads.

o	Calls for national strikes and social protests in different regions of the country.

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o	Socioeconomic, generational, and technological inequality.

o	Social discontent and misinformation.

o	Ideological polarization, mass misinformation, and urban and rural social unrest.

o	The migration crisis and its impact on access to social services and employment.

Social Risk – Notable management during the period:

o	Activation of business continuity management protocols in response to roadblocks, demonstrations, and riots, prioritizing the safety of people and assets.

o	Strengthening of territorial and social environment analysis, with a focus on identifying early warning signs of risk, to facilitate preventive decision-making and ensure supply.

o	Review of coverage and protection through the corporate insurance portfolio.

About macroeconomic strategic risk, the Company maintains a permanent focus on the following actions:

o	Control of expenditure and working capital action plans to preserve cash flow efficiency.

o	Implementation of interest rate hedging strategies for debt and foreign currency obligations.

o	Active liquidity management, ensuring the availability of resources and advancing the process of renegotiating interest rates on credit lines to optimize financing conditions.

In addition, seeking to alleviate the current inflationary impact on consumers, the company has a commercial strategy leveraged by a) Unbeatable prices on private label and national brands, b) Savings options for consumers through the launch of the “ImPRECIOnantes” strategy, c) Promotional events across all brands, d) Weekly theme days for key product categories.

Finally, during the second quarter of 2025, the company maintained constant monitoring of Information Security Risk, given the ongoing evolution of cyber and technological threats. Ethical hacking tests continued to be carried out, access and authentication controls were strengthened, and the Security Operation Center (SOC) continued to operate uninterrupted, with 24/7 monitoring. These actions made it possible to anticipate vulnerabilities, protect critical business information, and ensure operational continuity in an increasingly exposed digital environment.

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5.	SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES

5.1	Monitoring of social and environmental issues, including climate issues

Grupo Éxito recognizes the social and environmental impact of its operations in the communities where it is present, the footprint it leaves on its Stakeholders and its responsibility in the construction of the country, considering the three axes of action of conscious capitalism: social, environmental and economic.

To integrate this vision of sustainability into our operations, the company has a sustainability policy structured around six (6) strategic challenges declared by the company, which are managed and monitored in an integral manner:

For each of the strategic sustainability pillars, the key monitoring indicators related to the second quarter of 2025 (2Q-2025) are presented below:

Zero malnutrition: In conjunction with Fundación Éxito, the company is working towards its goal of contributing to the eradication of chronic malnutrition in Colombia by 2030.

By the second quarter of 2025, the company achieved:

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The above, obtaining an accumulated during 2025 of:

●	53,742 children were benefited, of whom 38,000 children benefited from nutrition programs and 15,742 benefited from complementary services.

●	72,870 food packages were donated to children and their families.

●	We were present in 32 departments and 166 municipalities.

Sustainable trade: The company works to cultivate local and direct purchasing opportunities and foster fair trade practices that promote the integral development of our partners and suppliers.

By the second quarter of 2025, the company achieved:

The above, obtaining an accumulated during 2025, as follows:

●	95.62% of our marketed textile products were purchased locally.

●	92.1% of our fruits and vegetables were purchased from local suppliers, of which 86.72% were purchased directly.

My planet: The company works to maximize the positive impact on the environment and works to reduce, mitigate and compensate the negative impacts of its operations on the environment, as well as to contribute to the generation of environmental awareness among the different stakeholders.

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By the second quarter of 2025, the company achieved:

●	Collect 4,498 tons of recyclable material in the operation.

The above, obtaining a cumulative figure during 2025 of 9,130 tons collected in the operation.

Healthy lifestyle: The company works to mobilize customers, employees and suppliers towards healthier and more balanced lifestyles through a portfolio of products and services that enable them to generate healthy lifestyles.

By the second quarter of 2025, the company managed to commercialize:

●	5,710 healthy living PLUS national brand.

●	504 vegetable protein PLUS.

●	437 healthy living PLUS own brand.

●	370 own-brand healthy living PLUS (Taeq).

●	16 organic PLUS.

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Additionally, during the second quarter of 2025:

Our people: The company works to attract, cultivate and retain the best talent; promote diversity, inclusion and social dialogue. By the second quarter of 2025, the company achieved:

Governance & Integrity: The company works to build relationships of trust within a framework of integrated performance, under high standards of corporate governance, ethics, transparency and respect for human rights.

By the second quarter of 2025, the company achieved:

5.2	Material changes

There were no material changes in the company’s ESG strategy for the period April 2025 to June 2025.

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6	CORPORATE GOVERNANCE

6.1	Material changes in the Corporate Governance structure

●	Changes in shareholding composition:

As reported to shareholders and the market through the relevant information mechanism on May 8, 2025, once the monthly management report from the administrator of the Company’s dematerialized common share issue was received as of April 30, 2025, changes in Éxito’s shareholding composition exceeding 5% of its capital were identified, for which reason the new resulting shareholding composition was reported through the report on the 25 main shareholders.

The change in the Company’s shareholding composition was a result of the departure of JPMorgan Chase Bank NA FBO Holders Of DR ÉXITO ADR as depositary of its American Depositary Shares (“ADRs”) program following its termination and the reduction of Itaú Unibanco S.A.’s stake. - BDR Program as depositary of its BDR program following the announcement of the start of the voluntary discontinuation process on April 17, 2025. This change was mainly reflected in the arrival of the following shareholders:

●	College Retirement Equities Fund with a 3.77% stake

●	Nuveen Emerging Markets Equity Fund with a 2.04% stake

●	Inversiones Odisea with a 0.82% stake

●	Lappe Family Trust with a 0.31% stake.

The transfers of the aforementioned shares were carried out through BDR cancellation transactions and legal transactions within the Colombian Stock Exchange (BVC) at market prices.

●	Other corporate governance matters:

In line with the delisting and deregistration process of the Company’s American Depositary Shares (“ADS”):

●	January 8, 2025 was the last day of trading of the ADSs on the NYSE.

●	On January 21, 2025, the termination of the ADS program became effective.

●	On May 5, 2025, the Company reported that JPMorgan Chase Bank N.A. (“JPMorgan”) announced that it sold the shares underlying the Company’s American Depositary Receipts (“ADS”).

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Regarding the discontinuation process of the Company’s Brazilian Depositary Receipts Level II (“BDRs”):

●	On February 14, 2025 the Company reported on the approval granted by the Board of Directors to the discontinuation of the BDRs program, this process is subject to approvals by the B3 and the Comissão de Valores Mobiliários of the Federative Republic of Brazil (“CVM”).

●	On April 17, 2025 the Company informed that B3 S.A. - Brasil, Bolsa, Balcão and the CVM approved the procedures and conditions for the voluntary discontinuation of the BDRs program.

●	On May 23, 2025, the Company announced that, in accordance with the initial notice published on April 17, 2025, as of May 27, 2025, the Sale Procedure would commence with respect to those BDR holders who did not express their preference to retain the underlying Shares.

●	On May 29, 2025, the Company reported that on May 27, 2025, once the Sale Procedure had begun, all 30,833,744 common shares of the Company underlying the BDRs subject to said procedure had been traded.

●	On June 3, 2025, the Company reported the average price obtained from the sale of the remaining float in Brazil and the payment date to BDR holders.

●	On June 12, 2025, the Company reported that it had filed a voluntary request with the CVM to cancel its BDR Program.

●	On July 16, 2025, the Company reported that the CVM approved the cancellation of the sponsored BDR Program.

●	On August 4, 2025, the Company reported that the CVM approved the cancellation of the Company’s registration as a Category “A” foreign issuer.

Finally, as reported to shareholders and the market through the relevant information mechanism, on June 25, 2025, the dividends decreed by the General Shareholders’ Meeting were paid in a single installment, equivalent to $27,397,916,618.

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7	ANNEX

7.1	Glossary

●	Accounting policies: these are the specific principles, bases, agreements, rules and procedures adopted by the entity in the preparation and presentation of its financial statements.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	Asset: is a resource: (a) controlled by the entity as a result of past events; and (b) from which the entity expects to obtain future economic benefits.

●	Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

●	Carbon footprint: The carbon footprint is the amount of greenhouse gases - GHG emitted to the atmosphere by direct or indirect emanation of an individual, organization, event or product (WRI, 2015).

●	Chronic malnutrition: “Chronic malnutrition or stunting is a multi-causal condition that alters the physical and cognitive development of children in their first 5 years of life, with irreversible effects” Fundación Éxito, 2015.

●	Circular Economy: Production and consumption systems that promote efficiency in the use of materials and resources, taking into account the resilience of ecosystems, the circular use of material flows through the implementation of technological innovation, alliances and collaborations between actors, and the promotion of business models that respond to the fundamentals of sustainable development (National Government, 2019). (National Government, 2019).

●	Climate Change: According to the United Nations Framework Convention on Climate Change (UNFCCC), it is understood as a change in climate attributed directly or indirectly to human activity that alters the composition of the global atmosphere and that is in addition to natural climate variability observed over comparable time periods.

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Common stock: is an equity instrument that is subordinate to all other types of equity instruments.

●	Community: Individuals and groups, natural or legal, who live and work in the areas where the company has operations.

●	Conflict of Interest: A situation in which the interests of an employee, Shareholder, Administrator of the Company, its subsidiaries, subordinates or Related Parties, its strategic allies or external auditors, or any third party related to them, conflict with the interests of the Company, putting at risk the objectivity and independence in decision-making or in the exercise of their functions.

●	Consolidated financial statements: are the financial statements of a group presented as if it were a single economic entity.

●	Consolidated results: Almacenes Éxito and Colombian and international subsidiaries in Uruguay and Argentina.

●	Direct Purchase: Purchases made from suppliers that produce at least one of the goods purchased by the Company. As far as possible, priority will be given to small farmers and micro and small enterprises.

●	Eco-labeling: Distinctive that informs and encourages consumers to correctly separate packaging material with clear and precise instructions that facilitate the identification of materials, their recyclability, and actions prior to their separation.

●	Ecodesign: Validate the integral design of packaging by analysing its regional recyclability, sustainability in terms of resource use, functionality. and technical feasibility, incorporating strategies for disposal, reuse and/or circulation of materials, in addition to eco-labeling and user experience (EMF, 2020).

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●	EPS: Earnings per share calculated on a fully diluted basis.

●	Extended Producer Responsibility: an environmental policy approach in which responsibility – physical and/or economic – is transferred to the producer for the treatment or disposal of post-consumer products” (MADS, 2021).

●	Fair value: the amount for which an asset could be exchanged or a liability cancelled between duly informed interested parties, in a transaction conducted under conditions of mutual independence.

●	Financial instrument: is any contract that gives rise simultaneously to a financial asset in one entity and a financial liability or equity instrument in another entity.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	Gender Equity: “is defined as fairness in the treatment of women and men according to their respective needs, either with equal treatment or with differentiated treatment that is considered equivalent in terms of rights, benefits, obligations and possibilities”.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Greenhouse gases: GHGs are compounds that are present in the atmosphere and can increase its temperature. This is due to their capacity to absorb and transmit infrared radiation (IDEAM, 2015).

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Global pact: is an initiative that promotes the commitment of the private sector, public sector and civil society to align their strategies and operations with ten universally accepted principles in four thematic areas: human rights, labor standards, environment and anti-corruption, as well as contributing to the achievement of the Sustainable Development Goals (SDGs).

●	Financial Result: impacts of interest, derivatives, valuation of financial assets/liabilities, exchange rate and others related to cash, debt and other financial assets/liabilities.

●	Liability: is a present obligation of the company, arising from past events, at the maturity of which and in order to settle it, the company expects to dispose of resources that incorporate economic benefits.

●	Local Purchase: Purchase of products from suppliers in the national territory.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recycling: Those processes by which materials or waste from containers and packaging are transformed to return their potential for reincorporation as raw material for the manufacture of new products (MADS, 2020).

●	Reduce: Reduce packaging materials by prioritizing materials with a low recyclability index or those that do not fulfill an indispensable function as a packaging component.

●	Reuse: Extension of the useful life of packaging that is reused without the need for a prior transformation process.

●	Recurring Operating Income (ROI): Gross profit adjusted for SG&A and D&A.

●	Sales: sales related to the retail business.

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●	Single-use plastic: (i) Containers for food intended for immediate consumption, on the spot or to go, which are regularly consumed in the container itself and do not require further preparation, such as cooking, boiling or heating; (ii) Plates, trays, cutlery and glasses; (iii) Mixers and straws for beverages; (iv) Lightweight plastic bags (point-of-payment and pre-cutting of fruit) (EU,2019).

●	Separate financial statements: are the financial statements of an investor, whether it is a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the related investments are accounted for on the basis of the amounts directly invested, rather than on the basis of the results achieved and the net assets owned by the investee.

●	Scope 1: accounts for direct GHG emissions from sources owned or controlled by the company, e.g., emissions from combustion in Climate Change Policy 2022 boilers, furnaces, vehicles, etc. (World Resources Institute and World Business Council for Sustainable Development, 2004).

●	Scope 2: accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that I know is purchased or otherwise brought into the company’s facility. Scope 2 emissions are physically produced at the facility where the electricity is generated (World Resources Institute and World Business Council for Sustainable Development, 2004).

●	Scope 3: is an optional reporting category that allows treatment of all other indirect emissions. Scope 3 emissions result from the company’s activities but are produced from sources that are not owned or controlled by the company. Examples of Scope 3 activities include extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services (World Resources Institute and World Business Council for Sustainable Development, 2004).

●	Stakeholders: Are all those persons or group of persons who have an interest in the Company, or who could be impacted by the development of its business activity. Stakeholders are those persons who, without having a direct interest in the Company, may affect the fulfillment of its objectives. Therefore, these are groups of people who may have an impact on the Company’s sustainability. Stakeholders include, among others, Shareholders, Investors, Directors, Administrators, employees, suppliers, contractors, customers, opinion leaders and the community in general.

●	Sustainable Mobility: Sustainable mobility systems are those that last over time, without consuming non-renewable resources, i.e., using natural resources, without affecting the environment and without endangering the quality of life (Restrepo, 2019).

●	Sustainable Development Goals: The Sustainable Development Goals, SDGs, are the basic principles that mark the 2030 agenda proposing goals to end poverty, protect the planet and ensure that all people enjoy peace and prosperity. These principles establish global goals, targets and indicators that were adopted by 195 Member States of the United Nations in order to achieve a world without poverty, in which the environment is protected and where all people enjoy peace and a prosperous life.

●	Tree Cover: Can refer to trees in plantations as well as natural forests.

●	Other Income: Income related to ancillary businesses (real estate, insurance, travel, etc.) and other income.

●	VMM: Same-meter sales including the effect of store conversions and excluding the calendar effect.

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Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of 10.4% at Net Revenue and -9.1% at recurring EBITDA in 1Q24.

●	Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and -79.8% in Argentina, respectively, calculated with the closing exchange rate.

●	Almacenes Éxito S.A: Grupo Éxito or the Company has the following tickers: BVC: ÉXITO / ADR: EXTO / BDR: EXCO32

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7.2	Financial Statements

Almacenes Éxito S.A.

Condensed consolidated financial statements for interim periods

As of June 30, 2025, and December 31, 2024, and for the six-month and three-month periods ended June 30, 2025, and 2024

Almacenes Éxito S.A.

Condensed Consolidated Statement of Financial Position for Interim Periods

As of June 30, 2025, and December 31, 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	7	1,314,864	1,345,710
Trade receivables and other receivables	8	479,414	659,699
Prepayments	9	16,665	33,654
Receivables from related parties	10	45,611	37,670
Inventories, net	11	2,755,662	2,818,786
Financial assets	12	357	4,525
Tax assets	24	678,611	553,916
Assets held for sale	41	2,645	2,645
Total current assets		5,293,829	5,456,605

Non-current assets
Trade receivables and other receivables	8	9,460	10,459
Prepayments	9	10,004	11,210
Receivables from related parties	10	950	-
Financial assets	12	13,797	15,141
Deferred tax assets	24	250,141	253,085
Property, plant and equipment, net	13	4,118,432	4,261,625
Investment property, net	14	1,780,695	1,828,326
Rights of use asset, net	15	1,745,583	1,728,352
Other intangible assets, net	16	380,193	400,714
Goodwill	17	3,278,921	3,297,086
Investments accounted for using the equity method	18	315,966	291,554
Other assets		398	398
Total non-current assets		11,904,540	12,097,950
Total assets		17,198,369	17,554,555

Current liabilities
Loans, borrowings, and other financial liability	20	2,155,287	1,984,727
Employee benefits	21	4,358	4,055
Provisions	22	20,364	47,327
Payables to related parties	10	39,587	43,757
Trade payables and other payables	23	3,927,911	4,408,479
Lease liabilities	15	287,579	299,456
Tax liabilities	24	90,846	119,210
Other financial liabilities	25	125,689	60,481
Other liabilities	26	171,956	230,068
Total current liabilities		6,823,577	7,197,560

Non-current liabilities
Loans, borrowings, and other financial liability	20	166,470	273,722
Employee benefits	21	30,899	34,776
Provisions	22	13,592	14,068
Trade payables and other payables	23	1,680	22,195
Lease liabilities	15	1,703,697	1,684,788
Deferred Tax Liabilities	24	245,300	304,235
Tax liabilities	24	5,851	7,321
Other liabilities	26	349	378
Total non-current liabilities		2,167,838	2,341,483
Total liabilities		8,991,415	9,539,043

Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,518,855	1,491,467
Other equity components	27	5,361,694	5,192,563
Equity Attributable to Non-Controlling Interests		1,321,923	1,327,000
Total equity		8,206,954	8,015,512
Total liabilities and equity		17,198,369	17,554,555

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of profit or loss for Interim Periods

For the six-month and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2025	April 1 to June 30, 2025	April 1 to June 30, 2024

Continuing operations
Revenue from contracts with customers	28	10,613,111	10,350,056	5,208,469	5,074,917
Cost of sales	11	(7,894,555)	(7,728,399)	(3,872,686)	(3,775,213)
Gross profit		2,718,556	2,621,657	1,335,783	1,299,704

Distribution, administrative and selling expenses	29	(2,266,451)	(2,364,585)	(1,065,667)	(1,159,446)
Other operating revenue	31	31,208	39,112	19,740	27,444
Other operating expenses	31	(2,973)	(51,346)	(845)	(20,506)
Other (loss) income, net	31	15,986	(947)	8,973	967
Operating profit		496,326	243,391	297,984	148,163

Financial income	32	95,909	142,927	49,664	40,150
Financial cost	32	(284,326)	(340,665)	(161,109)	(155,178)
Share of profit (loss) in associates and joint ventures	18	24,413	(48,422)	14,343	(26,362)
Profit (loss) before income tax from continuing operations		332,322	(2,769)	200,882	6,773
Income tax (expense)	24	411	29,993	4,127	28,431
Profit for the year		332,733	27,224	205,009	35,204

Profit (Loss) Attributable to:
Owners of the Parent		240,012	(56,598)	146,865	(18,735)
Non-Controlling Interests		92,721	83,822	58,144	53,939
Profit for the Period		332,733	27,224	205,009	35,204

Earnings per share (*)

Basic earnings per share (*):
Basic Earnings (Loss) per Share from Continuing Operations Attributable to owners of the Parent	33	184.93	(43.61)	113.16	(14.44)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Comprehensive Income for Interim Periods

For the six-month and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2025	April 1 to June 30, 2025	April 1 to June 30, 2024

Net profit for the period		332,733	27,224	205,009	35,204

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(102)	(577)	9	(181)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(102)	(577)	9	(181)
Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	(204,916)	145,276	(75,657)	77,404
Gain (Loss) on Exchange Differences from Conversion of the Put Option (2)	27	(1,904)	(33,950)	(7,449)	(14,171)
Gain (loss) from cash flow hedge	27	1,484	2,683	(364)	(214)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(205,336)	114,009	(83,470)	63,019
Total other comprehensive income		(205,438)	113,432	(83,461)	62,838

Total comprehensive income		127,295	140,656	121,548	98,042

Total Comprehensive Income Attributable to:
Owners of the Parent		33,025	47,304	59,639	39,853
Non-Controlling Interests		94,270	93,352	61,909	58,189

(1)	It refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	This corresponds to the exchange differences arising from the conversion to the reporting currency of the Put Option on the subsidiary Grupo Disco Uruguay S.A.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Changes in Equity for Interim Periods

As of June 30, 2025 and 2024

(Amounts expressed in millions of Colombian pesos)

	Attributable to the shareholders of the parent
	Issued Capital	Share Premium	Treasury Shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividend distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other components of equity	Total	Non- controlling interest	Total equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance as of December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(82,460)	(147,989)
Net Result	-	-	-	-	-	-	-	-	-	-	(56,598)	-	(56,598)	83,822	27,224
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	137,852	-	-	137,852	9,530	147,382
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	10	10	(5,024)	(5,014)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	486,751	486,751	-	486,751
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(33,950)	-	(15,782)	(49,732)	(9,281)	(59,013)
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(358)	-	(463)	-	(463)
Balance as of June 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,200,144)	351,379	2,381,786	6,552,968	1,317,719	7,870,687

Balance as of December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512	1,327,000	8,015,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)	(86,125)	(113,523)
Net Result	-	-	-	-	-	-	-	-	-	-	240,012	-	240,012	92,721	332,733
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(205,083)	-	-	(205,083)	1,549	(203,534)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	8	8	(1,197)	(1,189)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	139,071	139,071	-	139,071
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(1,904)	-	51,040	49,136	(12,025)	37,111
Other movements	-	-	-	-	-	-	-	-	-	-	773	-	773	-	773
Balance as of June 30, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,513,991)	650,210	2,701,499	6,885,031	1,321,923	8,206,954

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Cash Flows for Interim Periods

For the periods ended June 30, 2025 and 2024 (Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024
Operating activities
Profit for the year		332,733	27,224
Adjustments to reconcile profit for the year
	24	35,577	50,562
Current income tax
Deferred tax	24	(35,988)	(80,555)
Interest, loans and lease expenses	32	158,664	190,798
Losses (gain) due to difference in unrealized exchange (1)		(31,314)	29,318
(Gain) loss from changes in fair value of derivative financial instruments	32	9,636	(20,322)
Expected credit loss, net	8.1	1,018	6,363
(Gain) Impairment of property, plant and equipment and investment property, net	11.1	(10,963)	6,264
Reversal of impairment of property, plant and equipment, investment properties, and right-of-use assets	13; 14; 15	(6,737)	-
Employee benefit provisions	21	(396)	1,122
Provisions and reversals	22	(103)	32,800
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	316,545	318,551
Amortization of other intangible assets	16	15,320	16,276
Result from the Application of the Equity Method		(24,413)	48,422
(Gains) losses on disposals and retirements of non-current assets		(9,356)	4,056
Other Non-Cash Adjustments		68,342	239
Cash generated from operating activities before changes in working capital		818,565	631,118
Decrease in trade receivables and other receivables		152,199	127,691
Decrease in prepayments		16,353	19,739
Decrease (increase) in receivables from related parties		(7,941)	11,380
(Increase)decrease in inventories		8,303	(312,924)
Decrease in tax assets		30,856	28,257
(Decrease) in Employee Benefits		(3,209)	(575)
Payments and Decreases of Provisions	22	(23,061)	(35,429)
(Decrease) in trade payables and other accounts payable		(389,438)	(723,394)
(Decrease) in accounts payable to related parties		(4,170)	(3,590)
Decrease in tax liabilities		(39,556)	(34,137)
(Decrease) in other liabilities		(57,161)	(67,211)
Income tax, net		(184,219)	(185,457)
Net cash flows (used in) from operating activities		317,521	(544,532)
Investing activities
Contributions to Joint Ventures		(950)	(67,015)
Acquisition of Property, Plant and Equipment	13.1	(74,076)	(139,973)
Acquisition of investment property	14	(5,250)	(13,668)
Acquisition of other intangible assets	16	(1,739)	(9,926)
Proceeds of the sale of property, plant and equipment		11,432	3,902
Net cash flows (used in) investing activities		(70,583)	(226,680)
Financing activities
Proceeds from financial assets		1,338	(245)
(Payments of) payments received from collections on behalf of third parties		59,846	(26,779)
Proceeds from Financial Liabilities	20	544,150	1,087,244
Payments of loans and borrowings	20	(425,025)	(140,107)
Payments of interest of loans and borrowings	20	(104,986)	(90,587)
Lease liabilities paid	15.2	(146,003)	(140,759)
Interest in lease liabilities paid	15.2	(77,574)	(75,249)
Dividends Paid	37	(121,747)	(81,636)
Payments to Non-Controlling Interests		(1,189)	(5,014)
Net cash flows (used in) provided by financing activities		(271,190)	526,868
Net decrease (increase) in cash and cash equivalents		(24,252)	(244,344)
Effects of Changes in Exchange Rates		(6,594)	18,643
Cash and cash equivalents at the beginning of period	7	1,345,710	1,508,205
Cash and cash equivalents at the end of period	7	1,314,864	1,282,504

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

(1)	Some figures in the June 2024 financial statements have been disaggregated, providing users with greater detail. The Company’s management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

Note 1. General information

Almacenes Éxito S.A. was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company’s duration is set to expire on December 31, 2150. Hereinafter, Éxito and its subsidiaries will be referred to as Grupo Éxito.

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; In April 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the Brazilian Securities and Exchange Commission (CVM). In August 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the United States Securities and Exchange Commission (SEC).

The issuance of the condensed consolidated financial statements for the interim periods as of June 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated August 12, 2025.

Grupo Éxito’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.
-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.
-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.
-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.
-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.
-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets
-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of June 30, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina.

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

Note 1.1. Stock ownership in the subsidiaries included in the unaudited condensed consolidated interim financial statements.

Below is detailed stock ownership in the subsidiaries included in the consolidated financial statements as of June 30, 2025, and December 31, 2024:

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity	Direct Ownership	Direct and Indirect Ownership	Non- controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S. Liquidada (a)	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa II	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity	Direct Ownership	Direct and Indirect Ownership	Non- controlling interest
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket channels	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Supermarket and wholesale store operations	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

a)	On April 11, 2025, the General Shareholders’ Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidada, and this was recorded in the Company’s Certificate of Existence and Legal Representation on May 15, 2025.

Nota 1.2. Subsidiaries with Significant Non-Controlling Interest

As of June 30, 2025, and December 31, 2024, the following are the subsidiaries with significant non-controlling interests:

	Percentage of equity interest held by non-controlling interests
	June 30, 2025	December 31, 2024
Patrimonio Autónomo Viva Palmas	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa II	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	54.10%	54.10%
Patrimonio Autónomo Iwana	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	49.00%	49.00%
Patrimonio Autónomo Viva Malls	49.00%	49.00%
Grupo Disco Uruguay S.A.	23.35%	30.85%

Note 2. Preparation bases and other material accounting policies

The consolidated financial statements as of December 31, 2024, and the condensed consolidated financial statements for the interim periods as of June 30, 2025, and for the interim periods ended June 30, 2025, and June 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, “Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance,” along with the other amending decrees.

The condensed consolidated financial statements for the interim periods ended June 30, 2025, and June 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS. The notes to these condensed interim consolidated financial statements do not provide non-significant updates to the information provided in the notes to the consolidated financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito’s financial position and operating performance since December 31, 2024, and to update the information presented in the consolidated financial statements as of December 31, 2024.

The Condensed consolidated financial statements for interim periods have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

Grupo Éxito has prepared the financial statements on the basis that it will continue as a going concern.

Note 3. Basis of Consolidation

All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non-controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity.

The consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all its subsidiaries. Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly. Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration. The list of subsidiaries is provided in Note 1.

Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary). Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns. In general, it is presumed that most voting rights results in control. To support this presumption, and when Almacenes Éxito S.A. holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S.A considers all relevant facts and circumstances to assess whether it has power over the investee.

When assessing whether Almacenes Éxito S.A. controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered. Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases.

Transactions that involve a change in ownership interest without a loss of control are recognized in equity. Cash flows or payments to non-controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows.

In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income. Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows.

When a subsidiary is held for sale or its operations are discontinued, but control is still retained, its assets and liabilities are classified as assets held for sale and presented on a single line in the statement of financial position. The results of discontinued operations are presented separately in the consolidated income statement.

The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non-controlling interests.

For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S.A.

The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S.A., have been converted into Colombian pesos using observable exchange rates in the market at the period-end date and the average exchange rate for the period, as follows:

	Closing rates (*)		Average rates (*)
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
US Dollar	4,069.67	4,409.15	4,196.15	4,071.35
Uruguayan Peso	101.84	100.98	99.03	101.25
Argentinian Peso	3.42	4.28	3.82	4.46
Euro	4,777.22	4,565.71	4,590.12	4,403.73

(*)	Expressed in Colombian Pesos.

Nota 4. Accounting policies

The condensed consolidated financial statements for the interim periods as of June 30, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the consolidated financial statements as of December 31, 2024, which are duly disclosed in the consolidated financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 5.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the consolidated financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Nota 5. Regulatory changes

Nota 5.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Group

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Nota 5.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals

b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

It is estimated that no significant impacts will arise from the application of this IFRS.

Standard	Description	Impact

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

A subsidiary applies IFRS 19 if and only if:

a.  It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b. The subsidiary’s immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

It is estimated that no significant impacts will arise from the application of this IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of these amendments.

Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.

It is estimated that no significant impacts will arise from the application of these improvements.

Standard	Description	Impact
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include:

-  Clarifying the application of the own-use requirements.

-  Allowing hedge accounting when these contracts are used as hedging instruments.

-  Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that no significant impacts will arise from the application of these amendments.

IFRS S1 - General requirements for sustainability-related financial disclosures.	The objective of IFRS S1 - General requirements for sustainability- related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as ’sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.’ The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.

IFRS S2 - Climate-related Disclosures.

The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as ‘climate-related information’). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

Note 6. Significant events

Discontinuation of the BDR program

On February 14, 2025, the Company informs the market and the holders of Level II sponsored Depositary Receipts, backed by issued shares (“BDRs”), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

On July 16, 2025, the Company submitted a request to the Brazilian Securities and Exchange Commission (“CVM”) for the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”).

On August 4, 2025, the Company informed the market that the CVM had approved the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”).

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange (“NYSE”) took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

A change in the Company’s shareholding structure occurred as a result of the withdrawal of JPMorgan Chase Bank N.A. FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	June 30, 2025	December 31, 2024
Cash in hand and at banks	1,052,262	1,153,057
Certificates of deposit and securities (1)	136,331	156,469
High liquidity funds (2)	95,501	16,954
Funds	1,491	1,434
Bonds	-	17,784
Other cash equivalents	29,279	12
Total cash and cash equivalents	1,314,864	1,345,710

(1)	The balance consists of Fixed-term Deposits 104,254, Treasury Bonds (TES) $23,088, and Investment in Certificates (CDT) $8,989.

(2)	The balance is as follows:

	June 30, 2025	December 31, 2024
Fiducolombia S.A.	33,932	13,820
Credicorp Capital	18,107	125
BBVA Asset S.A.	18,053	233
Fondo de Inversión Colectiva Abierta Occirenta	11,099	604
Corredores Davivienda S.A.	10,031	1,984
Fiduciaria Bogota S.A.	4,273	188
Skandia Fiduciaria S.A.	6	-
Total high liquidity funds	95,501	16,954

The increase corresponds to new fiduciary rights to be used in Grupo Éxito’s operations.

As of June 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $15,021 (June 30, 2024 - $18,325), which were recognized as financial income, as detailed in Note 32.

As of June 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or encumbrances that limit their availability.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables (Note 8.1)	297,198	467,400
Other accounts receivable (Note 8.2)	191,676	202,758
Total trade receivables and other receivables	488,874	670,158
Current	479,414	659,699
Non-Current	9,460	10,459

Nota 8.1. Trade receivables

The balance of trade receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables	254,975	419,384
Rentals and dealers	33,799	42,741
Sale of real-estate project inventories (1)	10,852	10,800
Employee funds and lending	4,980	4,626
Allowance for expected credit loss	(7,408)	(10,151)
Total trade receivables	297,198	467,400

(1)	The balance corresponds to the long-term sale of the Copacabana real estate project

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period’s results. During the period ended June 30, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $1,018 (June 30, 2024 - expense of $6,363).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	9,663
Additions (Note 29)	15,505
Reversal of allowance for expected credit losses (Note 31)	(9,142)
Write-off of receivables	(2,617)
Effect of exchange difference from translation into presentation currency	(8)
Balance as of June 30, 2024	13,401

Balance as of December 31, 2024	10,151
Additions (Note 29)	11,477
Reversal of allowance for expected credit losses (Note 31)	(10,459)
Other reclassifications	(1,411)
Write-off of receivables	(2,043)
Effect of exchange difference from translation into presentation currency	(307)
Balance as of June 30, 2025	7,408

Note 8.2. Other receivables

The balance of other accounts receivable is as follows:

	June 30, 2025	December 31, 2024
Business agreements (1)	93,436	77,190
Recoverable taxes	29,990	29,294
Loans or advances to employees	12,897	34,894
Money remittances	12,308	8,857
Sale of property, plant, and equipment (2)	7,330	389
Long-term receivables	7,121	3,405
Maintenance fees	2,413	2,711
Money transfer services	1,266	1,575
Other receivables (3)	24,915	44,443
Total other receivables	191,676	202,758

(1)	The variation mainly corresponds to the increase in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $10,431. Additionally, there was an increase in the accounts receivable from the Colombia Real Estate Private Equity Fund due to the renegotiation of several lease payments, amounting to $5,294.

(2)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

(3)	It Corresponds mainly to accounts receivable from seizures, gift card issuance, and shopping mall management fees.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
June 30, 2025	496,282	464,051	4,638	1,635	25,958
December 31, 2024	680,309	630,243	4,105	2,255	43,706

Note 9. Prepayments

The balance of prepayments is as follows:

	June 30, 2025	December 31, 2024
Lease payments (1)	10,560	12,441
Maintenance	5,178	7,040
Insurance (2)	4,676	18,479
Advertising	2,822	1,968
Other prepayments	3,433	4,936
Total prepayments	26,669	44,864
Current	16,665	33,654
Non-current	10,004	11,210

(1)	It corresponds to the leases paid in advance of the following real estate:

	June 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	2,737	2,856
Proyecto Arábica	-	36
Various shops	1,547	2,445
Total leases	10,560	12,441

(2)	The decrease corresponds to the completion of the amortization of the Parent Company’s multi-risk insurance policy, which was valid until June 2025.

Note 10. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Cama Commercial Group. Corp.;

Note 10.1. Significant agreements

Transactions with related parties primarily refer to transactions between Grupo Éxito and its joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties under normal market conditions, and no free or compensated services were provided. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Grupo Éxito through credit cards, (ii) the use of these credit cards inside and outside Grupo Éxito’s stores, and (iii) the use of other financial services agreed upon between the parties within Grupo Éxito’s stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

Note 10.2. Transactions with related parties

Transactions with related parties refer to revenue from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of June 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Joint ventures (1)	24,907	27,825	10,616	11,888
Other related parties (2)	721	-	424	-
Total	25,628	27,825	11,040	11,888

(1)	The amount of revenue with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.
Recovery of commercial activations	19,388	20,995	7,634	8,419
Yields from bonds, coupons, and energy	2,660	3,233	1,530	1,892
Real estate leases	2,068	2,165	1,056	1,082
Services	178	441	81	145
Total	24,294	26,834	10,301	11,538

Puntos Colombia S.A.S.
Services	346	609	187	203

Sara ANV S.A.
Personnel payroll reimbursement	267	382	128	147

Total	24,907	27,825	10,616	11,888

(2)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Joint ventures (1)	60,273	57,079	29,640	28,280
Key management personnel (2)	26,762	57,711	11,774	14,039
Members of the Board	88	443	51	40
Other related parties	14	-	-	-
Total	87,137	115,233	41,465	42,359

(1)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	4,648	6,007	2,092	2,750

Puntos Colombia S.A.S.
Cost of customer loyalty program	55,625	51,072	27,548	25,530

Total	60,273	57,079	29,640	28,280

(2)	The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Short-term employee benefits	26,136	57,128	11,533	13,763
Post-employment benefits	626	583	241	276
Total	26,762	57,711	11,774	14,039

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Joint ventures (1)	45,206	37,664	950	-
Other related parties (2)	405	6	-	-
Total	45,611	37,670	950	-
Current	45,611	37,670	-	-
Non-current	-	-	950	-

(1)	The balances correspond to the following joint ventures and the following items:

-	Receivables:

	June 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	550	3,350
Other services	14,634	1,301
Total	15,184	4,651

Puntos Colombia S.A.S.
Redemption of points	29,931	32,960

Sara ANV S.A.
Other services	91	53

Total	45,206	37,664

-	Other non-financial assets:

The balance of $950 as of June 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(2)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 10.4. Payables to related parties

The balance of payables to related parties is as follows:

	June 30, 2025	December 31, 2024
Joint ventures (1)	39,587	43,757

(1)	The balance of payables for each joint venture is as follows:

	June 30, 2025	December 31, 2024
Puntos Colombia S.A.S (a)	39,236	43,725
Compañía de Financiamiento Tuya S.A.	351	32
Total	39,587	43,757

(a)	It corresponds to the issuance of points (accumulations) issued.

Note 10.5. Lease liabilities with related parties

The balance of other lease liabilities with related parties is as follows:

	June 30, 2025	December 31, 2024
Joint Ventures (1)	28,213	11,973

(1)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	June 30, 2025	December 31, 2024
Inventories, net (1)	2,624,235	2,700,309
Inventories in transit	68,693	42,892
Raw materials	34,430	42,090
Materials, spares, accessories and consumable packaging	14,579	16,542
Real estate project inventories (2)	13,716	16,941
Production in process	9	12
Total inventories, net	2,755,662	2,818,786

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	7,473
Reversal of loss recognized during the period (Note 11.2.)	(1,209)
Effect of exchange difference from translation into presentation currency	(47)
Balances as of June 30, 2024	25,800

Balance as of December 31, 2024	31,114
Reversal of loss recognized during the period (Note 11.2.)	(10,963)
Effect of exchange difference from translation into presentation currency	(504)
Balances as of June 30, 2025	19,647

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of June 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 11.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Cost of goods sold (1)	8,908,419	8,671,954	4,365,619	4,247,431
Trade discounts and purchase rebates	(1,466,551)	(1,411,753)	(726,401)	(705,472)
Logistics costs (2)	326,895	335,963	162,537	162,449
Damage and loss	136,755	125,971	70,422	67,758
(Gain) loss recognized during the period (Note 11.1)	(10,963)	6,264	509	3,047
Total cost of sales	7,894,555	7,728,399	3,872,686	3,775,213

(1)	For the quarter ended June 30, 2025, it includes $15,272 of depreciation and amortization costs (June 30, 2024 - $14,415).

(2)	The balance is composed of the following items:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits	186,539	186,747	93,340	95,048
Services	80,299	99,847	39,600	44,069
Depreciations and amortizations	40,162	39,676	19,982	20,931
Leases	6,844	2,538	3,391	1,242
Maintenance and repair	3,208	2,983	1,543	1,604
Packaging and marking material	2,945	2,798	1,288	1,463
Upload and download operators	2,869	2,770	1,446	1,293
Fuels	1,724	1,491	869	1,046
Insurance	314	301	148	130
Other minors	1,991	(3,188)	930	(4,377)
Total logistics costs	326,895	335,963	162,537	162,449

Note 12. Financial assets

The balance of financial assets is as follows:

	June 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	13,415	14,739
Financial assets measured at fair value through profit or loss	411	458
Derivative financial instruments (2)	328	4,469
Total financial assets	14,154	19,666
Current	357	4,525
Non-current	13,797	15,141

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	June 30, 2025	December 31, 2024
Bond investments	11,978	13,302
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	13,415	14,739

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,241.84 1 EUR / $4,797.09	MUSD / $3.451 MEUR / $2.370	328

The details of the maturity dates of these instruments as of June 30, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	152	143	33	-	-	328

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

As of June 30, 2025, and December 31, 2024, financial assets have no restrictions or liens that limit their negotiability or realization, except for judicial deposits related to the subsidiaries Libertad S.A. and Grupo Disco del Uruguay S.A. in the amount of $30 (December 31, 2024 – $55), included under the line item ‘Financial assets measured at fair value through profit or loss’.

As of June 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 13. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	June 30, 2025	December 31, 2024
Land	1,276,965	1,297,769
Buildings	2,329,772	2,356,882
Machinery and equipment	1,295,414	1,286,429
Furniture and fixtures	821,368	821,603
Assets under construction	66,918	52,703
Installations	223,497	221,036
Improvements to third-party properties	797,950	799,085
Vehicles	30,475	31,973
Computers	424,406	429,005
Others	289	289
Total property, plant and equipment, gross	7,267,054	7,296,774
Accumulated depreciation	(3,144,686)	(3,024,319)
Impairment	(3,936)	(10,830)
Total property, plant and equipment, net	4,118,432	4,261,625

The movements in the cost of property, plant, and equipment, its accumulated depreciation and its impairment during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	1,817	2,699	26,033	12,976	26,066	2,590	7,157	110	7,370	-	86,818
(Decrease) increase from movements between property, plant and equipment accounts	-	(1,914)	2,902	3,075	(9,825)	2,376	324	2,916	146	-	-
(Disposals and derecognition)	(152)	-	(13,386)	(3,139)	(655)	(527)	(8,692)	(10)	(1,217)	-	(27,778)
Effect of exchange differences on translation into presentation currency	13,602	19,887	9,130	10,320	2,955	13,838	22,871	(299)	3,250	-	95,554
(Decreases) from transfers to other balance sheet accounts – intangibles	-	-	-	-	(1,520)	-	-	-	-	-	(1,520)
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(3,040)	(1,126)	(106)	-	(408)	-	(574)	-	(5,254)
Other changes	-	-	-	-	673	-	-	455	-	-	1,128
Inflation adjustments	119,814	161,606	24,081	21,535	-	-	-	5,006	29,360	-	361,402
Balance as of June 30, 2024	1,280,706	2,332,183	1,250,688	795,137	66,044	201,762	789,574	31,326	428,091	289	7,175,800

Balance as of December 31, 2024	1,297,769	2,356,882	1,286,429	821,603	52,703	221,036	799,085	31,973	429,005	289	7,296,774
Additions	-	2,139	18,223	4,023	21,512	1,894	3,692	119	2,005	-	53,607
Increase (decrease) from movements between property, plant and equipment accounts	-	261	2,777	1,456	(5,625)	1,479	(355)	-	7	-	-
(Disposals and derecognition)	-	(1,058)	(7,045)	(2,725)	(239)	(2,824)	(6,946)	(7)	(2,185)	-	(23,029)
Effect of exchange differences on translation into presentation currency	(56,923)	(76,300)	(10,205)	(9,063)	(3,831)	1,912	2,772	(3,770)	(12,101)	-	(167,509)
(Decreases) from transfers to other balance sheet accounts	(251)	-	-	-	-	-	-	-	-	-	(251)
Increase by transfer from Investment Property	-	94	-	-	-	-	-	-	-	-	94
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(1,958)	(390)	(192)	-	(298)	-	(71)	-	(2,909)
Inflation adjustments	36,370	47,754	7,193	6,464	2,590	-	-	2,160	7,746	-	110,277
Balance as of June 30, 2025	1,276,965	2,329,772	1,295,414	821,368	66,918	223,497	797,950	30,475	424,406	289	7,267,054

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance as of December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675
Depreciation		26,243	45,738	28,443		6,095	20,328	641	19,001	-	146,489
(Disposals and withdrawals)		-	(10,520)	(1,824)		(323)	(5,694)	(10)	(1,213)	-	(19,584)
Effect of exchange differences on translation into presentation currency		5,454	6,101	9,219		8,096	8,401	(231)	2,623	-	39,663
Other minor changes		184	-	-		-	-	130	70	-	384
Inflation adjustments		67,496	19,840	16,584		-	-	6,695	24,080	-	134,695
Balance as of June 30, 2024		674,804	763,575	604,604		119,463	396,032	25,145	308,695	4	2,892,322

Balance as of December 31, 2024		713,606	801,441	628,114		120,286	405,383	26,582	328,903	4	3,024,319
Depreciation		26,333	45,545	26,775		7,065	18,695	523	18,112	-	143,048
(Disposals and withdrawals)		(104)	(4,686)	(2,555)		(1,124)	(1,806)	(7)	(2,180)	-	(12,462)
Effect of exchange differences on translation into presentation currency		(31,567)	(8,513)	(6,704)		1,201	1,081	(3,057)	(11,475)	-	(59,034)
Other minor changes		10	-	-		-	-	-	162	-	172
Inflation adjustments		24,968	7,038	6,140		-	-	2,485	8,012	-	48,643
Balance as of June 30, 2025		733,246	840,825	651,770		127,428	423,353	26,526	341,534	4	3,144,686

Impairment losses	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance as of December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	373	-	-	-	373
Balance as of June 30, 2024	-	-	-	-	-	-	5,383	-	-	-	5,383

Balance as of December 31, 2024	-	-	-	-	-	-	10,830	-	-	-	10,830
(Reversals) Impairment losses	-	-	-	-	-	-	(6,794)	-	-	-	(6,794)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(100)	-	-	-	(100)
Balance as of June 30, 2025	-	-	-	-	-	-	3,936	-	-	-	3,936

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by Grupo Éxito’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as Grupo Éxito’s evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of June 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of June 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of June 30, 2025, and December 31, 2024, Grupo Éxito holds insurance policies covering the risk of loss on these assets.

Information on impairment testing is presented in Note 34.

Note 13.1. Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to June 30, 2025	January 1 to June 30, 2024
Additions	53,607	86,818
Financing of property, plant, and equipment – Additions	(76,962)	(130,887)
Financing of property, plant, and equipment – Payments	97,431	184,042
Acquisition of property, plant and equipment in cash	74,076	139,973

Note 14. Investment properties, net

Grupo Éxito’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	June 30, 2025	December 31, 2024
Land	283,716	286,701
Buildings	1,927,066	1,952,221
Constructions in progress	11,303	18,012
Total cost of investment properties	2,222,085	2,256,934
Accumulated depreciation	(433,433)	(420,651)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,780,695	1,828,326

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Cost	Land	Buildings	Constructions in progress	Total
Balance as of December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	365	13,303	13,668
Increase (decrease) from transfers between investment properties	-	8,092	(8,092)	-
(Disposals and withdrawals)	-	-	(575)	(575)
Effect of exchange differences on the translation into presentation currency	3,264	(6,701)	(24)	(3,461)
Inflation adjustments	18,224	200,824	515	219,563
Balance as of June 30, 2024	284,660	1,873,770	27,740	2,186,170

Balance as of December 31, 2024	286,701	1,952,221	18,012	2,256,934
Additions	-	72	5,178	5,250
(Decrease) from transfers from property, plant and equipment	-	-	(94)	(94)
Increase (decrease) from transfers between investment properties	-	11,699	(11,699)	-
Effect of exchange differences on the translation into presentation currency	(8,516)	(98,889)	(252)	(107,657)
Inflation adjustments	5,531	61,963	158	67,652
Balance as of June 30, 2025	283,716	1,927,066	11,303	2,222,085

Accumulated depreciation	Buildings
Balance as of December 31, 2023	295,673
Depreciation	16,823
Reclassifications from (to) other balance sheet accounts.	(138)
Effect of exchange differences on the translation into presentation currency	(1,931)
Inflation adjustments	68,403
Balance as of June 30, 2024	378,830

Balance as of December 31, 2024	420,651
Depreciation	17,311
Effect of exchange differences on the translation into presentation currency	(33,313)
Inflation adjustments	28,784
Balance as of June 30, 2025	433,433

As of June 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of June 30, 2025, and December 31, 2024, Grupo Éxito has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 15. Leases

Note 15.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	June 30, 2025	December 31, 2024
Right-of-use assets	3,755,338	3,626,895
Accumulated depreciation	(1,998,343)	(1,883,078)
Impairment	(11,412)	(15,465)
Total right-of-use assets, net	1,745,583	1,728,352

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	2,980,106
Increase from new contracts	68,505
Remeasurements from existing contracts (1)	462,114
Derecognition, reversal and disposal (2)	(29,580)
Effect of exchange differences on the translation into presentation currency	48,085
Other changes	(387)
Balance as of June 30, 2024	3,528,843

Balance as of December 31, 2024	3,626,895
Increase from new contracts	5,204
Remeasurements from existing contracts (1)	149,057
Derecognition, reversal and disposal (2)	(33,493)
Effect of exchange differences on the translation into presentation currency	7,675
Balance as of June 30, 2025	3,755,338

Accumulated depreciation
Balance as of December 31, 2023	1,612,996
Depreciation	155,239
Disposals and withdrawals (2)	(28,555)
Effect of exchange differences on the translation into presentation currency	17,561
Other changes	(147)
Balance as of June 30, 2024	1,757,094

Balance as of December 31, 2024	1,883,078
Depreciation	156,186
(Decrease) from new measurements (1)	(7,587)
Disposals and withdrawals (2)	(36,172)
Effect of exchange differences on the translation into presentation currency	2,838
Balance as of June 30, 2025	1,998,343

Impairment loss
Balance as of December 31, 2023	5,857
Disposals and withdrawals (2)	(15)
Effect of exchange differences on the translation into presentation currency	436
Balance as of June 30, 2024	6,278

Balance as of December 31, 2024	15,465
Impairment loss	57
Disposals and withdrawals (2)	(4,126)
Effect of exchange differences on the translation into presentation currency	16
Balance as of June 30, 2025	11,412

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	June 30, 2025	December 31, 2024
Buildings	3,728,895	3,600,071
Vehicles	14,027	14,711
Land	12,416	12,113
Total	3,755,338	3,626,895

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	June 30, 2025	December 31, 2024
Buildings	1,985,426	1,869,479
Vehicles	8,433	9,669
Land	4,484	3,930
Total accumulated depreciation	1,998,343	1,883,078

The depreciation expense by underlying asset class is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Buildings	154,262	152,195	75,041	76,746
Vehicles	1,418	2,114	703	1,041
Land	506	388	259	197
Equipment	-	542	-	237
Total depreciation expense	156,186	155,239	76,003	78,221

Grupo Éxito is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of June 30, 2025, the average remaining term of the lease contracts is 13 years (December 31, 2024 – 11 years), which is also the average remaining depreciation term of the right-of-use assets.

Note 15.2. Lease liabilities

The balance of the lease liability is as follows:

	June 30, 2025	December 31, 2024
Lease liabilities	1,991,276	1,984,244
Current	287,579	299,456
Non-current	1,703,697	1,684,788

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,567,959
Increase due to new contracts	68,505
Accrued interest (Note 32)	74,099
Remeasurements from existing contracts	462,114
Write-off, reversal, and disposal	(2,202)
Payment of lease liabilities	(140,759)
Interest payments on lease liabilities	(75,249)
Effect of exchange differences on the translation into presentation currency	35,023
Balance as of June 30, 2024	1,989,490

Balance as of December 31, 2024	1,984,244
Increase due to new contracts	5,204
Accrued interest (Note 32)	76,591
Remeasurements from existing contracts	156,644
Write-off, reversal, and disposal	(1,686)
Payment of lease liabilities	(146,003)
Interest payments on lease liabilities	(77,574)
Effect of exchange differences on the translation into presentation currency	(6,144)
Balance as of June 30, 2025	1,991,276

Below are the future lease liability payments as of June 30, 2025:

Up to one year	395,659
From 1 to 5 years	1,018,640
More than 5 years	1,239,843
Minimum installments for lease liabilities (*)	2,654,142
Future financing (expenses)	(662,866)
Total minimum net installments for lease liabilities	1,991,276

(*)	This amount includes principal and interest.

Note 16. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	June 30, 2025	December 31, 2024
Trademarks	295,811	302,322
Computer software	212,849	223,864
Rights	27,061	27,471
Others	146	156
Total cost of other intangible assets	535,867	553,813
Accumulated amortization	(155,674)	(153,099)
Total other intangible assets, net	380,193	400,714

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	6	9,920	-	-	9,926
Transfers from other balance sheet accounts – property, plant and equipment.	-	1,520	-	-	1,520
(Disposals and derecognition)	-	(6,060)	-	-	(6,060)
Effect of exchange differences on the translation into presentation currency	6,688	2,496	(109)	(3)	9,072
Inflation adjustments	39,488	-	2,312	55	41,855
Balance as of June 30, 2024	297,061	286,769	25,588	142	609,560

Balance as of December 31, 2024	302,322	223,864	27,471	156	553,813
Additions	-	1,739	-	-	1,739
(Disposals and derecognition)	-	(13,089)	-	-	(13,089)
Effect of exchange differences on the translation into presentation currency	(18,498)	335	(1,401)	(27)	(19,591)
Inflation adjustments	11,987	-	991	17	12,995
Balance as of June 30, 2025	295,811	212,849	27,061	146	535,867

Accumulated amortization	Computer software	Rights	Others	Total
Balance as of December 31, 2023	185,455	1,354	69	186,878
Amortization	16,186	90	-	16,276
Effect of exchange differences on the translation into presentation currency	1,946	(51)	(3)	1,892
Inflation adjustments	-	1,560	55	1,615
(Disposals and derecognition)	(5,679)	-	-	(5,679)
Other changes	-	(90)	-	(90)
Balance as of June 30, 2024	197,908	2,863	121	200,892

Balance as of December 31, 2024	149,181	3,783	135	153,099
Amortization	15,158	-	162	15,320
Effect of exchange differences on the translation into presentation currency	308	(759)	(28)	(479)
Transfers	-	-	(162)	(162)
Inflation adjustments	-	968	17	985
(Disposals and derecognition)	(13,089)	-	-	(13,089)
Balance as of June 30, 2025	151,558	3,992	124	155,674

(1)	The balance of trademarks is shown below:

Operating segment	Brand	Useful life	June 30, 2025	December 31, 2024
Uruguay	Miscellaneous	Indefinite	119,653	118,634
Argentina	Libertad	Indefinite	89,725	97,255
Colombia	Miscellaneous	Indefinite	86,433	86,433
			295,811	302,322

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

As of June 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	June 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	1,487,707	1,477,494
Retail trade Colombia	1,454,094	1,454,094
Libertad S.A.	338,137	366,515
Total goodwill	3,279,938	3,298,103
Impairment loss Colombia	(1,017)	(1,017)
Total goodwill, net	3,278,921	3,297,086

Grupo Éxito has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Changes in goodwill are shown below:

	Cost	Impairment loss	Net
Balance as of December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	78,783	-	78,783
Inflation adjustments	148,814	-	148,814
Balance as of June 30, 2024	3,309,236	(1,017)	3,308,219

Balance as of December 31, 2024	3,298,103	(1,017)	3,297,086
Effect of exchange differences on the translation into presentation currency	(63,337)	-	(63,337)
Inflation adjustments	45,172	-	45,172
Balance as of June 30, 2025	3,279,938	(1,017)	3,278,921

Goodwill has an indefinite useful life due Grupo Éxito’s intended use of it, therefore, it is not amortized.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	June 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.	Joint venture	291,511	271,627
Puntos Colombia S.A.S.	Joint venture	23,227	17,691
Sara ANV S.A.	Joint venture	1,228	2,236
Total investments accounted for using the equity method		315,966	291,554

There are no restrictions on the ability of joint ventures to transfer funds in the form of cash dividends, or the reimbursement of loans or advances made.

It has no contingent liabilities incurred in connection with its interest in them.

Grupo Éxito has no implicit obligations assumed on behalf of investments accounted for using the equity method, arising from losses that exceed the investment held, except as mentioned in Note 22.

Investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the consolidated financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	232,558
Capitalizations and/or (returns), net	91,250
Share of income (Note 18.1)	(48,422)
Balance as of June 30, 2024	275,386

Balance as of December 31, 2024	291,554
Share of income (Note 18.1)	24,413
Share in equity movements	(1)
Balance as of June 30, 2025	315,966

Note 18.1. Share of profit (loss) of joint ventures

The result of the share in the profits and losses of joint ventures is composed as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.	19,885	(51,527)	10,988	(27,753)
Puntos Colombia S.A.S.	5,536	3,982	3,803	1,887
Sara ANV S.A.	(1,008)	(877)	(448)	(496)
Total	24,413	(48,422)	14,343	(26,362)

Note 19. Non-cash transactions

During the quarters ended on June 30, 2025, and June 30, 2024, Grupo Éxito had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 13.1 and 15, respectively.

Note 20. Loans and borrowings

The balance of loans and borrowings is as follows:

	June 30, 2025	December 31, 2024
Bank loans	1,998,726	1,895,118
Put option on non-controlling interests (1)	313,665	350,776
Letters of credit	9,366	12,555
Total loans and borrowings	2,321,757	2,258,449
Current	2,155,287	1,984,727
Non-current	166,470	273,722

(1)	This represents the liability related to the put option on part of the non-controlling interest in Grupo Disco Uruguay S.A. Grupo Éxito holds a 23.35% non-controlling interest in Grupo Disco Uruguay S.A. (December 31, 2024 – 23.35%), of which 15.66% (December 31, 2024 – 15.66%) is subject to a put option held by non-controlling shareholders. This put option is exercisable by the holders at any time until its expiration on June 30, 2025. As of June 30, liability was measured at fair value, which corresponds to the amount agreed upon by the parties to transfer liability under current market conditions.

To guarantee compliance with the obligation assumed by Grupo Éxito under this assignment, a non-possessory pledge was established over the Series B shares of Grupo Disco Uruguay S.A., which are owned by Spice Investment Mercosur S.A., as listed in share certificate number 1 and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This pledged guarantee does not transfer the voting rights or the right to receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S.A. This pledge replaces the one granted in previous years over the same share certificate.

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	1,266,205
Proceeds from loans and borrowings	1,087,244
Changes in the fair value of the put option recognized in equity	59,013
Interest accrued	116,699
Translation difference	695
Payments of loans and borrowings	(140,107)
Payments of interest on loans and borrowings	(90,587)
Balance as of June 30, 2024	2,299,162

Balance as of December 31, 2024 (1)	2,258,449
Proceeds from loans and borrowings (2)	544,150
Changes in the fair value of the put option recognized in equity	(37,111)
Interest accrued	99,620
Translation difference	(13,340)
Payments of loans and borrowings (3)	(425,025)
Payments of interest on loans and borrowings	(104,986)
Balance as of June 30, 2025	2,321,757

(1)	As of December 31, 2024, the balance corresponds to:

$60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024, by the parent company.

Put option contract of Spice Investments Mercosur S.A. for $350,776 with the non-controlling interest holders of the subsidiary Grupo Disco Uruguay S.A.

From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, loans amounting to $145,050 and letters of credit for $12,555.

From the subsidiary Libertad S.A., loans amounting to $68,221.

(2)	The Parent requested disbursements of $50,000 from the bilateral credit agreement signed on February 7, 2025, and $35,000 from the bilateral credit agreement signed on February 21, 2025; $83,400 from the bilateral credit agreement signed on April 28, 2025; $95,000 from the bilateral credit agreement signed on May 2, 2025; and $100,000 from the bilateral credit agreement signed on May 15, 2025.

During the period ended June 30, 2025, the subsidiary Libertad S.A. requested disbursements amounting to $73,880.

During the period ended June 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements amounting to $78 and letters of credit for $56,792.

(3)	During the quarter ended June 30, 2025, the Parent paid $12,084 under the bilateral credit agreement signed on March 27, 2020; $25,000 under the bilateral credit agreements signed on August 30, 2023; $50,000 under the bilateral credit agreement signed on August 6, 2024; and $100,000 under the bilateral revolving credit agreement signed on February 25, 2022; $17,271 and $91,725 from two bilateral credit agreements signed on March 26, 2021, and $50,000 from the bilateral credit agreement signed on April 15, 2025.

During the period ended June 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans amounting to $14,551 and letters of credit for $59,420.

During the period ended June 30, 2025, the subsidiary Libertad S.A. repaid loans amounting to $4,974.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of June 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of June 30, 2025, the Company has no unused credit lines.

The following are the annual maturities of outstanding non-current loans and borrowings as of June 30, 2025, discounted to present value (amortized cost):

Year	Total
2026	151,053
2027	15,397
2028	20
166,470

Covenants

Under the credit and loan agreements, Grupo Éxito is required to comply with the following financial covenants: while there are outstanding payment obligations of Almacenes Éxito S.A. arising from the contracts signed on March 27, 2020, it must maintain a maximum leverage financial ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the separate and audited annual financial statements of Almacenes Éxito S.A.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, Grupo Éxito is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

Note 21. Employee benefits

The balance of employee benefits is as follows:

	June 30, 2025	December 31, 2024
Defined benefit plans	33,468	37,155
Long-term benefit plan	1,789	1,676
Total employee benefits	35,257	38,831
Current	4,358	4,055
Non-current	30,899	34,776

Note 22. Provisions

The balance of provisions is as follows:

	June 30, 2025	December 31, 2024
Legal proceedings (1)	18,864	18,629
Restructuring (2)	8,315	28,955
Taxes other than income taxes	41	54
Others (3)	6,736	13,757
Total provisions	33,956	61,395
Current	20,364	47,327
Non-current	13,592	14,068

As of June 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against Grupo Éxito due to labor, administrative, regulatory and civil litigations, which are calculated based on the best estimate of the outflow required to settle the obligation as of the date of preparation of the financial statements. There is no individual material proceeding included in these provisions.

	June 30, 2025	December 31, 2024
Labor legal proceedings	14,585	14,153
Civil legal proceedings	4,279	4,476
Total legal proceedings	18,864	18,629

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

(3)	The balance of other provisions corresponds to:

	June 30, 2025	December 31, 2024
Store closures	3,579	10,036
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	451	1,018
Other minor provisions in the Colombian subsidiaries	276	220
Other minor provisions in Libertad S.A.	215	268
Total others	6,736	13,757

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	19,736	297	5,180	8,462	33,675
Increases	3,035	-	31,791	8,447	43,273
Payments	(1,185)	-	(26,618)	(7,626)	(35,429)
Reversals (not used)	(4,862)	(241)	(1,688)	(3,682)	(10,473)
Other reclassifications	(4)	-	-	-	(4)
Effect of exchange differences on the translation into presentation currency	259	(2)	-	(6)	251
Balance as of June 30, 2024	16,979	54	8,665	5,595	31,293

Balance as of December 31, 2024	18,629	54	28,955	13,757	61,395
Increase	5,469	-	1,747	2,745	9,961
Uses	(104)	-	(7,494)	-	(7,598)
Payments	(1,359)	-	(11,265)	(2,839)	(15,463)
Reversals (not used)	(3,189)	-	-	(6,875)	(10,064)
Other reclassifications	-	-	(1,747)		(1,747)
Effect of exchange differences on the translation into presentation currency	(582)	(13)	(1,881)	(52)	(2,528)
Balance as of June 30, 2025	18,864	41	8,315	6,736	33,956

Note 23. Trade payables and other payables

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	2,436,352	3,056,293
Payables and other payables - agreements (1)	478,331	501,603
Payables to other suppliers	308,984	335,518
Labor liabilities	286,748	303,365
Withholding tax payable (2)	239,097	74,504
Tax payable	79,349	70,365
Dividends payable (3)	45,965	9,249
Purchase of assets (4)	30,674	53,405
Others	24,091	26,372
Total trade payables and other payables	3,929,591	4,430,674
Current	3,927,911	4,408,479
Non-current	1,680	22,195

(1)	The details of payables and other payables - agreements are shown below:

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	429,626	447,726
Payables to other suppliers	48,705	53,877
Total payables and other payable - agreements	478,331	501,603

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with Grupo Éxito.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, Grupo Éxito enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to Grupo Éxito, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	The increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The increase corresponds to dividends declared in 2025.

(4)	The reduction mainly corresponds to payments made in the first quarter of the year to third parties from whom furniture and fixed assets were acquired.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Grupo Éxito and its Colombian subsidiaries

Income tax rate applicable to Éxito and its Colombian subsidiaries

a.	For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024

f.	The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year, or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes is 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

q.	The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The aforementioned evaluation has not resulted in any changes.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer’s taxable income under any circumstances.

(a)	Tax credits of Almacenes Éxito S.A.

The movement of excess presumptive income over net taxable income of Almacenes Éxito S.A. during the period is as follows:

Balance as of December 31, 2023	61,415
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	-
Movement of excess presumptive income against net income for the period	-
Balance as of June 30, 2025	-

As of June 30, 2025, Almacenes Éxito S.A. has tax losses amounting to $699,023 (December 31, 2024 – $704,357).

The movement of Almacenes Éxito S. A’s tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Tax loss (profit) generated during the period	(35,980)
Balance as of December 31, 2024	704,357
Tax loss (profit) generated during the period	(5,334)
Balance as of June 30, 2025	699,023

(b)	The movement in the tax losses of the Colombian subsidiaries for the reporting periods is shown below:

Balance as of December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P. (i)	(1,477)
Balance as of December 31, 2024	32,656
Marketplace Internacional Éxito y Servicios S.A.S (i)	38
Transacciones Energéticas S.A.S. E.S.P. (ii)	(489)
Balance as of June 30, 2025	32,205

(i)	Deferred tax assets have not been recognized for these tax losses due to uncertainty regarding the generation of taxable profits as of the reporting date.

(ii)	It corresponds to the adjustment of tax losses from prior periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2025 (25% in 2024).

-	Argentina applies a 30% income tax rate in 2025 (30% in 2024).

Nota 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	June 30, 2025	December 31, 2024
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	388,891	250,872
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	154,931	151,893
Current income tax assets of subsidiary Onper Investment 2015 S.L.	53,181	41,388
Tax discounts of Almacenes Éxito from taxes paid abroad	5,573	5,562
Advance income tax payments from Colombian subsidiaries	5,032	2,611
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	3
Total income tax asset	607,608	452,329
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	44,870	78,567
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	26,105	22,982
Other current tax assets of subsidiary Onper Investment 2015 S.L.	28	38
Total asset for other taxes	71,003	101,587
Total current tax assets	678,611	553,916

Current tax liabilities:

	June 30, 2025	December 31, 2024
Income tax payable from certain Colombian subsidiaries	9,558	-
Income tax liabilities of subsidiary Spice Investments Mercosur S. A	2,743	-
Total income tax liabilities	12,301	-
Industry and trade tax payable from Almacenes Éxito S.A. and its Colombian subsidiaries	60,656	105,467
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	14,731	7,832
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	3,127	5,558
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	31	353
Total liabilities for other taxes	78,545	119,210
Total current tax liabilities	90,846	119,210

Note 24.4. Income tax

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Profit (loss) before income tax	332,322	(2,769)	200,882	6,773
Plus
Non-deductible expenses	18,974	7,948	9,345	(3,616)
Financial transactions tax	4,087	5,710	2,316	2,094
Recovery of accounts receivable	126	2,661	(246)	651
Others (2)	1,987	4,239	1,787	3,886
Minus
IFRS adjustments with no tax impact (1)	(236,764)	(103,133)	(116,909)	(31,114)
Effect of the accounting results of foreign subsidiaries	(32,249)	(106,757)	(6,194)	(54,920)
Non-taxable dividends received from subsidiaries	(21,090)	(4,242)	-	-
Others (2)	(4,786)	(6,355)	(1,740)	(2,855)
(Loss) Net income	62,607	(202,698)	89,241	(79,101)
Tax-exempt income	-	32,335	-	32,335
(Loss) Net income before compensations	62,607	(235,033)	89,241	(111,436)
Compensations	(24,232)	(1,052)	(23,901)	(434)
(Loss)Total Net income after compensations	38,375	(236,085)	65,340	(111,870)
(Net) loss of the parent company and certain Colombian subsidiaries	(136)	(267,108)	43,200	(128,775)
Net income of certain Colombian subsidiaries	38,473	31,029	22,100	16,900
Taxable net income	38,473	31,029	22,100	16,900
Income tax rate	35%	35%	35%	35%
Subtotal (expense) current income tax	(13,466)	(10,860)	(7,735)	(5,915)
Adjustment with respect to current income tax from previous years	(148)	(1,776)	(148)	(1,198)
Minor adjustments	-	-	-	-
Total (expense) income and complementary tax expense of the parent company and some Colombian subsidiaries	(13,614)	(12,636)	(7,883)	(7,113)
Total (current tax expense) of foreign subsidiaries	(21,963)	(37,926)	(4,022)	(10,875)
Total (income and complementary tax expense), current	(35,577)	(50,562)	(11,905)	(17,988)

(1)	The IFRS adjustments with no tax impact correspond to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Other accounting expenses with no tax impact (*)	235,792	230,960	115,475	112,391
Non-taxable dividends from subsidiaries	21,090	4,242	-	-
Accounting provisions	17,745	57,184	9,257	39,503
Higher accounting depreciation over fiscal depreciation, net	4,899	-	3,118	(4,593)
Taxable actuarial calculation	1,084	756	542	541
Results under the equity method, net	(243,044)	(101,231)	(124,925)	(41,214)
Taxable leases	(139,189)	(145,386)	(67,943)	(72,605)
Non-accounting fiscal costs	(48,109)	(71,853)	(20,211)	(48,782)
Recovery of provisions	(40,642)	(40,657)	(15,367)	(34,935)
Higher fiscal depreciation over accounting depreciation	(22,268)	(14,625)	(10,159)	(3,062)
Other non-taxable accounting (income) expenses, net	(17,366)	(2,773)	(7,616)	(778)
Net exchange differences	(4,934)	33,645	1,444	33,266
Excess of fiscal personnel expenses over accounting expenses	(1,820)	(53,395)	(524)	(10,846)
Non-deductible taxes	(2)	-	-	-
Total	(236,764)	(103,133)	(116,909)	(31,114)

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2)	The ‘others’ category corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Fines, sanctions, and lawsuits	1,306	467	1,152	234
Special deduction for donations to Food Banks and others	432	2,172	432	2,172
Taxes assumed and valuation	211	322	165	252
Deduction for ICA tax paid after the income tax filing	38	1,228	38	1,228
Taxable income - recovery of depreciation on sold fixed assets	-	50	-	-
Total	1,987	4,239	1,787	3,886

Recovery of costs and expenses	(2,010)	(3,354)	(407)	(812)
Deduction for hiring personnel with disabilities	(1,765)	(1,275)	(883)	(637)
Non-deductible taxes	(593)	(554)	(89)	(284)
Profit (loss) from the sale of fixed assets declared as occasional income	(304)	(1,172)	(304)	(1,122)
Additional 30% deduction for voluntary apprentice wages	(114)	-	(57)	-
Total	(4,786)	(6,355)	(1,740)	(2,855)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Deferred tax gain (Nota 24.5)	35,988	80,555	16,032	46,419
Current income tax (expense)	(35,429)	(48,786)	(11,757)	(16,790)
Adjustment in respect of current income tax of prior periods	(148)	(1,776)	(148)	(1,198)
Total income tax (expense)	411	29,993	4,127	28,431

Note 24.5. Deferred tax

The composition of deferred tax assets and liabilities, net, for the three jurisdictions in which Grupo Éxito operates, is as follows:

	June 30, 2025		December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	145,971	-	156,927	-
Uruguay	104,170	-	96,158	-
Argentina	-	(245,300)	-	(304,235)
Total	250,141	(245,300)	253,085	(304,235)

The breakdown of deferred tax assets and liabilities at the consolidated level by item is as follows:

	June 30, 2025		December 31, 2024
	Deferred tax assets	Deferred tax assets	Deferred tax assets	Deferred tax assets
Tax losses	247,454	-	246,525	-
Tax credits	60,098	-	60,098	-
Other provisions	10,161	-	16,735	-
Employee benefits provisions	6,278	-	9,812	-
Inventories	616	(954)	13,082	-
Investment property	-	(142,927)	-	(169,051)
Goodwill	-	(217,728)	-	(217,715)
Property, plant, and equipment	166,563	(235,184)	214,759	(268,924)
Leases	638,288	(535,508)	633,397	(531,670)
Others	60,638	(52,954)	43,645	(101,843)
Total	1,190,096	(1,185,255)	1,238,053	(1,289,203)

The movement of deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Profit from deferred tax recognized in income	35,988	80,555	16,032	46,419
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	20,152	(112,564)	16,761	(39,784)
Adjustment related to current income tax from previous periods	(148)	(1,776)	(148)	(1,198)
(Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income)	-	(1,443)	-	117
Total movement of net deferred tax	55,992	(35,228)	32,645	5,554

(1)	This effect is included in the ‘Foreign currency translation difference in Other Comprehensive Income’ line, which arises from the translation at the closing exchange rate of deferred tax assets and liabilities of foreign subsidiaries (Note 27).

As of June 30, 2025, the value of temporary differences related to investments in joint ventures, for which no deferred tax has been recognized, amounted to $134,936 (December 31, 2024 - $153,568)

Deferred tax items are not expected to be realized within one year.

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the payment of dividends by Grupo Éxito to its shareholders in 2025 and 2024.

Note 25. Other financial liabilities

The balance of the other financial liabilities is as follows:

	June 30, 2025	December 31, 2024
Collections on behalf of third parties (1)	118,337	59,029
Derivative financial instruments (2)	6,668	1,174
Derivative financial instruments designated as hedge instruments (3)	684	278
Total other financial liabilities	125,689	60,481

(1)	The income received on behalf of third parties include amounts for which Grupo Éxito acts as an agent, such as travel agency sales and banking services provided to clients. This includes $28,213 (December 31, 2024 – $11,973), with related parties (see Note 10.5). Because the balance in this line item is immaterial to the financial statements, the Group has decided not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost, using the effective interest rate method.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $42.500 MEUR / $1.270	6,668

The breakdown of the maturity dates of these instruments as of June 30, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	5,865	803	-	-	6,668

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 23)	USD/COP	1 USD / $4,206.00	5.2MUSD	407	-	684

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	684	-	-	-	-	684

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 23)	USD/COP	1 USD $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

The Group has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument

-	The effect of credit risk does not dominate,

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is as follows:

	June 30, 2025	December 31, 2024
Deferred revenue (1)	120,500	179,448
Customer loyalty programs	47,810	46,217
Advance payments under lease agreements and other projects (2)	3,041	3,689
Advance payments for fixed assets sold (3)	850	832
Repurchase coupon	104	100
Instalments received under “plan resérvalo”	-	160
Total other liabilities	172,305	230,446
Current	171,956	230,068
Non-current	349	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

Grupo Éxito considers customer loyalty programs and deferred revenue as a contractual liability. The movement of these liabilities during the reporting period is as follows:

	Deferred Revenues	Customer loyalty programs
Balance as of December 31, 2023	208,126	43,990
Additions	1,575	7,507
Revenue recognized	(69,753)	(6,690)
Effect of exchange difference from translation into presentation currency	197	3,273
Balance as of June 30, 2024	140,145	48,080

Balance as of December 31, 2024	179,448	46,217
Additions	3,775,388	9,531
Revenue recognized	(3,833,147)	(8,231)
Effect of exchange difference from translation into presentation currency	(1,189)	293
Balance as of June 30, 2025	120,500	47,810

(2)	This mainly corresponds to advances received under lease agreements at Patrimonios Autónomos, as well as the Locatel contract amount still pending amortization as an income from commercial space premiums.

(3)	This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $18.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

As of June 30, 2025, and December 31, 2024, the authorized capital of Almacenes Éxito S.A is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of June 30, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on Almacenes Éxito S. A’s shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of Almacenes Éxito S.A.

Reserves

Reserves are appropriations made by Almacenes Éxito S.A.’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of Almacenes Éxito S.A.’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

-	Occasional reserve: An occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders

Other Comprehensive Income Accumulated

The tax effect on the components of other comprehensive income is shown below:

	June 30, 2025			June 30, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
(Loss) from financial instruments designated at fair value through other comprehensive income	(17,633)	-	(17,633)	(17,010)	-	(17,010)	(17,531)	-	(17,531)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)	(3,483)	1,544	(1,939)
Translation exchange differences	(2,531,565)	-	(2,531,565)	(2,212,057)	-	(2,212,057)	(2,324,745)	-	(2,324,745)
Gain from cash-flow hedge	13,634	1,423	15,057	12,882	1,168	14,050	12,150	1,423	13,573
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,558,024)	2,967	(2,555,057)	(2,240,214)	3,012	(2,237,202)	(2,352,586)	2,967	(2,349,619)
Other comprehensive income of non - controlling interests			(41,066)			(37,058)			(42,615)
Other comprehensive income of the parent			(2,513,991)			(2,200,144)			(2,307,004)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales (1) (Note 40)	10,135,835	9,888,571	4,971,246	4,852,467
Service revenue (2) (Note 40)	450,881	421,794	225,999	215,613
Other revenue (3) (Note 40)	26,395	39,691	11,224	6,837
Total revenue from contracts with customers	10,613,111	10,350,056	5,208,469	5,074,917

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales, net of sales returns and rebates	10,132,035	9,885,721	4,971,246	4,852,467
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	10,135,835	9,888,571	4,971,246	4,852,467

(a)	As of June 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of June 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Real estate related income	182,924	156,774	93,190	80,360
Leases	60,110	50,200	31,334	28,497
Distributors	45,893	46,361	22,709	23,307
Administration of real estate	33,533	29,712	16,961	14,850
Advertising	31,620	37,541	16,086	19,304
Telephone	26,786	23,070	13,727	11,748
Commissions (a)	24,577	35,007	6,537	15,399
Transport	23,112	19,747	11,911	10,171
Banking services	6,361	10,721	3,578	5,674
Money transfers	3,558	4,616	1,844	2,097
Others	12,407	8,045	8,122	4,206
Total service revenue	450,881	421,794	225,999	215,613

(a)	The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3)	Other revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Marketing events	8,314	7,720	3,443	3,692
Collaboration agreements (a)	3,387	5,476	1,609	1,732
Asset utilizations	2,514	4,129	773	1,764
Financial Services	1,715	1,773	805	674
Royalty revenue	1,036	2,452	268	1,294
Real estate projects	916	-	502	-
Use of parking spaces	664	631	334	476
Recovery of other liabilities	71	2,156	28	378
Technical advisory	24	43	11	16
Recovery of provisions	-	3,500	-	-
Recovery of labor liabilities	-	-	-	(7,977)
Others	7,754	11,811	3,451	4,788
Total other revenue	26,395	39,691	11,224	6,837

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Redeban S.A.	3,008	2,582	1,500	1,134
Éxito Media	354	1,098	84	508
Alianza Sura	22	378	22	86
Moviired S.A.S.	3	18	3	4
Renting Colombia S.A.	-	1,400	-	-
Total collaboration agreements	3,387	5,476	1,609	1,732

Note 29. Distribution, administrative and selling expenses

The value of distribution, administration, and sales expenses by nature are:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits (Note 30)	824,553	856,726	404,259	427,265
Depreciation and amortization	294,098	297,398	144,169	149,603
Taxes other than income tax	231,931	228,847	73,416	83,750
Fuels and power	137,487	141,048	67,056	70,529
Repairs and maintenance	115,532	137,166	56,480	71,525
Commissions on debit and credit cards	74,434	76,810	35,267	37,947
Services	62,290	61,144	26,261	28,347
Advertising	58,319	73,997	27,735	38,878
Security services	54,855	58,381	27,456	29,416
Cleaning services	41,600	45,511	19,998	22,226
Professional fees	37,619	42,642	18,705	22,244
Administration of trade premises	28,584	27,414	13,955	13,925
Transport	27,555	27,433	13,596	17,707
Packaging and marking materials	24,519	24,896	12,878	12,477
Outsourced employees	22,407	23,301	10,426	13,527
Leases	21,871	31,453	9,101	12,836
Insurance	18,561	25,012	9,094	12,314
Credit loss expense (a)	11,561	15,809	5,091	9,325
Legal expenses	6,709	3,803	2,768	1,524
Commissions	5,984	7,160	2,846	3,292
Cleaning and cafeteria	5,382	5,080	2,752	2,483
Other commissions	5,030	5,036	2,451	2,364
Expenses for provisions for legal proceedings	4,485	2,969	1,062	2,279
Stationery, supplies and forms	3,551	3,534	1,901	2,005
Travel expenses	2,885	4,081	1,425	2,044
Other provision expenses	2,745	3,252	2,018	1,789
Ground transportation	1,839	2,109	799	932
Éxito Media collaboration agreement	316	-	294	-
Seguros Éxito collaboration agreement	73	3,324	73	2,566
Autos Éxito collaboration agreement	-	166	-	-
Others	139,676	129,083	72,335	64,327
Total distribution, administrative and selling expenses	2,266,451	2,364,585	1,065,667	1,159,446
Total distribution expenses	1,264,999	1,307,848	597,744	654,121
Total administrative and selling expenses	176,899	200,011	63,664	78,060
Employee benefit expenses	824,553	856,726	404,259	427,265

(a)	This amount includes the following items:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Allowance for expected credit losses (Note 8.1)	11,477	15,505	5,339	9,127
Inflationary adjustments	78	238	59	177
Write-off of receivables	6	66	(307)	21
Total	11,561	15,809	5,091	9,325

Note 30. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Wages and salaries	680,331	705,998	333,248	352,281
Contributions to the social security system	23,514	25,777	11,195	12,415
Other short-term employee benefits	26,831	28,992	13,112	13,530
Total short-term employee benefit expenses	730,676	760,767	357,555	378,226

Post-employment benefit expenses, defined contribution plans	70,432	72,247	34,270	36,528
Post-employment benefit expenses, defined benefit plans	1,428	1,407	818	793
Total post-employment benefit expenses	71,860	73,654	35,088	37,321

Termination benefit expenses	9,943	7,905	5,016	4,096
Other personnel expenses	11,919	14,287	6,524	7,537
Other long-term employee benefits	155	113	76	85
Total employee benefit expenses	824,553	856,726	404,259	427,265

The cost of employee benefits included in the cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Recovery allowance for expected credit losses (Note 8.1.)	10,459	9,142	4,863	5,947
Recovery of other provisions	6,875	182	6,219	6
Recovery of other liabilities	4,858	17,378	3,371	11,112
Other indemnification (1)	3,559	2,573	1,848	1,761
Recovery of costs and expenses from taxes other than income tax	2,557	2,028	2,517	1,657
Recovery of provisions for legal proceedings	2,205	4,795	765	4,371
Insurance indemnification	695	1,087	157	663
Recovery from restructuring processes	-	1,686	-	1,686
Reimbursement of costs and expenses for taxes	-	241	-	241
Total other operating revenue	31,208	39,112	19,740	27,444

(1)	It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $3,287 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Restructuring expenses	(1,747)	(31,791)	249	(15,647)
Other provisions (1)	-	(5,195)	(794)	-
Others (2)	(1,226)	(14,860)	(300)	(4,859)
Total other operating expenses	(2,973)	(51,846)	(845)	(20,506)

(1)	It corresponds to the store and shop closure plan as of June 2024.

(2)	It corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024

Tax on wealth	(221)	(1,314)	(209)	(1,358)
Corporate projects	(210)	-	(91)	-
Severance expenses	(328)	-	-	-
Closed stores expenses	(467)	-	-	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,540)	-	(2,698)
Fees for projects for the implementation of norms and laws	-	(1,205)	-	(70)
Others	-	(801)	-	(733)
Total others	(1,226)	(14,860)	(300)	(4,859)

Other net (loss) income

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain from the early termination of lease contracts	8,491	1,190	6,802	1,060
Gain (loss) on sale of property, plant and equipment	6,948	1,575	(9)	1,539
Reversal of impairment losses on assets	6,794	-	3,743	-
Gain on sale of assets	2,269	2,917	2,269	987
Gain (loss) on derecognition of right-of-use assets	(57)	-	(1)	-
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(8,459)	(6,629)	(3,831)	(2,619)
Total other net (loss) income	15,986	(947)	8,973	967

Note 32. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain from foreign exchange differences	72,727	41,317	39,549	(4,863)
Interest income on cash and cash equivalents (Note 7)	15,021	18,325	6,889	6,408
Gains from valuation of derivative financial instruments	3,764	3,976	2,747	2,923
Gain from liquidated derivative financial instruments	322	21,324	(1,055)	10,052
Net monetary position results, effect of the statement of profit or loss (1)	-	47,791	-	21,377
Other financial income	4,075	10,194	1,534	4,253
Total financial income	95,909	142,927	49,664	40,150
Interest expense on loan and borrowings	(82,073)	(116,699)	(37,948)	(65,479)
Interest expense on lease liabilities (Note 15.2)	(76,591)	(74,099)	(39,039)	(37,135)
Net monetary position result, effect in the income statement (1)	(43,500)	-	(43,435)	-
(Loss) from foreign exchange differences	(39,262)	(44,506)	(26,011)	(8,518)
Loss from liquidated derivative financial instruments	(16,837)	(21,009)	(5,556)	(12,030)
Net monetary position expense, effect of the statement of financial position	(10,208)	(14,656)	(4,587)	(7,943)
Loss from fair value changes in derivative financial instruments	(9,958)	(1,002)	(2,843)	9,694
Commission expenses	(2,504)	(3,817)	(896)	(1,448)
Factoring expenses	(1,558)	(54,862)	199	(25,936)
Other financial expenses	(1,835)	(10,015)	(993)	(6,383)
Total financial expenses	(284,326)	(340,665)	(161,109)	(155,178)
Net financial result	(188,417)	(197,738)	(111,445)	(115,028)

(1)	The index used to adjust for inflation the financial statements of the subsidiary Libertad S.A. is the Domestic Wholesale Price Index (IPIM) published by the National Institute of Statistics and Censuses of the Republic of Argentina (INDEC). The following are the indices and conversion factors used:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
June 30, 2024	9,940.06	50.5%
December 31, 2024	11,034.04	67.1%
June 30, 2025	12,044.40	9.2%

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the year.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending June 30, 2025, and June 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit (loss) attributable to equity holders of the parent (basic)	240,012	(56,598)	146,865	(18,735)
Weighted average of the number of ordinary shares attributable
to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share to equity holders of the parent (in
Colombian pesos)	184.93	(43.61)	113.16	(14.44)

In continuing operations:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit from continuing operations (basic)	332,733	27,224	205,009	35,204
Less net income from continuing operations attributable to
non-controlling interests	92,721	83,822	58,144	53,939
Net profit (loss) from continuing operations attributable to the equity holders of the parent (basic)	240,012	(56,598)	146,865	(18,735)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	184.3	(43.61)	113.16	(14.44)

Note 34. Impairment of assets

As June 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 8).

As of December 31, 2024, Grupo Éxito performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets	8,688	8,227	10,107	9,618
Trade receivables and other accounts receivable at amortized cost	381	381	402	402
Investments in private equity funds	328	328	4,469	4,469
Forward contracts measured at fair value through income (Note 12)	-	-	-	-
Forward contracts denominated as hedge instruments (Note 12)	11,978	11,978	13,302	13,302
Investment in bonds through other comprehensive income (Note 12)	1,437	1,437	1,437	1,437

Non-financial assets
Investment property (Note 14)	1,780,695	4,380,719	1,828,326	4,492,917
Property, plant and equipment, and investment property held for sale (Note 41)	2,645	4,378	2,645	4,378

Financial liabilities
Loans and borrowings (Note 20)	2,008,092	2,006,921	1,907,673	1,906,048
Put option (Note 20)	313,665	313,665	350,776	350,776
Forwards contracts denominated as hedge instruments (Note 25)	684	684	278	278
Forward contracts measured at fair value through income (Note 25)	6,668	6,668	1,174	1,174

Non-financial liabilities
Customer loyalty liability (Note 26)	47,810	47,810	46,217	46,217

To estimate fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso- US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date. Zero-coupon interest rate.

Equity investments	Level 2	Quoted market prices	The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.	N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	12-month CPI + basic points negotiated

Investment property	Level 2	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flow (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.	Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

Investment property	Level 2	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 2	Replacement cost method	The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected—is assessed, which is referred to as depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Residual method

Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.

Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Forward contracts measured at fair value through profit or loss	Nivel 2	Colombian Peso - US Dollar Forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date. Zero-coupon interest rate.

Customer loyalty liability	Level 3	Market value	The loyalty liability is periodically updated based on the average market value of the point over the past 12 months and the effect of the expected redemption rate, determined at each transaction with the customer.	Number of points redeemed, expired and issued. Point value. Expected redemption rate

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile

Put option	Put option	Market value	It is measured at fair value, which corresponds to the agreed-upon amount between the parties for transferring the liability under current market conditions.	As of June 30, 2025, the value of the put option is recognized based on the share purchase agreements entered into between the parties.

Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1 and level 2 hierarchies occurred during the period ended June 30, 2025.

Note 36. Contingencies

Contingent assets

As of June 30, 2025, Grupo Éxito does not have any significant contingent assets that need to be disclosed.

Contingent liabilities

The following are the contingent liabilities as of June 30, 2025, and December 31, 2024:

(a)	The following legal proceedings are being carried out with the aim of ensuring that Grupo Éxito does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,872 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, Almacenes Éxito S.A. received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $2,877 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,309 (December 31, 2024 - $3,342).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,876 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,757 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

(b)	Guarantees:

-	Almacenes Éxito S.A provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of June 30, 2025, the value amounts to $3,967 (as of December 31, 2024, $3,967).

-	Almacenes Éxito S.A. provided a bank guarantee until July 10, 2025, to the third-party Bacninh Manufacture and Trading CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $89.

-	Almacenes Éxito S.A. a bank guarantee until August 10, 2025, to the third-party SINOGLAS, to ensure the payment for the purchase of goods (products and supplies) amounting to $621.

-	The subsidiary Éxito Viajes y Turismo S.A.S. provided a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure compliance with the payment obligations associated with the airline ticket sales contract (December 31, 2024: $400).

-	The subsidiary Éxito Viajes y Turismo S.A.S. is involved in a consumer protection lawsuit, which is being defended under the provisions of Article 4 of Decree 557 issued by the Ministry of Commerce, Industry, and Tourism, applicable since the declaration of the sanitary emergency on March 12, 2020, for an amount of $841 corresponding to 178 proceedings.

-	The subsidiary Transacciones Energéticas S.A.S. E.S.P. provided guarantees to the following third parties to secure the payment of charges for the use of the regional transmission system and the local electricity distribution system:

Third-party	Value $
Enel Colombia S.A. E.S.P.	1,215
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del Norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales eléctricas de Nariño S.A. E.S.P.	4

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 some subsidiaries and Almacenes Éxito S.A., acting as joint debtor for some of its subsidiaries, have provided certain guarantees to these third parties. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. Éxito acts as joint debtor of Patrimonio Autónomo Viva Barranquilla.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Exito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Berkley International Seguros Colombia S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Logística, Transporte y Servicios Asociados	Seguros Generales Suramericana S.A. S.A.S.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders’ Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. The amount paid during the period ended June 30, 2025, amounted to $27,407.

The dividends declared and paid during the period ended June 30, 2025, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	56,316	20,404
Grupo Disco Uruguay S.A.	12,632	50,723
Patrimonio Autónomo Viva Villavicencio	6,168	5,868
Patrimonio Autónomo Centro Comercial	3,609	3,438
Éxito Viajes y Turismo S.A.S.	3,534	3,534
Patrimonio Autónomo Viva Laureles	1,426	1,228
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,311	1,157
Patrimonio Autónomo Viva Sincelejo	738	761
Patrimonio Autónomo Viva Palmas	391	273
Almacenes Éxito Inversiones S.A.S.	-	6,954
Total	86,125	94,340

At the General Shareholders’ Meeting of Almacenes Éxito S.A. held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502.

The dividends declared and paid during the annual period ended December 31, 2024, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	176,872	199,875

Note 38. Seasonality of transactions

Grupo Éxito’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, , mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, Grupo Éxito adequately disclosed its capital and financial risk management policies in the consolidated financial statements presented at the end of that year. No changes have been made to these policies during the six-months period ended June 30, 2025.

Note 40. Operating segments

The three reportable segments of Grupo Éxito, which meet the definition of operating segments, are the following:

Colombia:

-	Revenues and services from the commercial activity in Colombia, with stores under the brands Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista, and the B2B format.

Argentina:

-	Revenues and services from the commercial activity in Argentina, with stores under the brands Libertad y Mayorista.

Uruguay:

-	Revenues and services from the commercial activity in Uruguay, with stores under the brands Disco, Devoto, and Géant.

Retail sales by each of the segments are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Operating segment
Colombia	7,553,023	7,203,776	3,742,444	3,500,431
Argentina	534,071	688,445	234,430	392,729
Uruguay	2,048,741	1,996,350	994,372	959,307
Total consolidated sales	10,135,835	9,888,571	4,971,246	4,852,467

The following is additional information by operating segment:

	For the period ended June 30, 2025
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	7,553,023	534,071	2,048,741	10,135,835	-	10,135,835
Service revenue	399,763	32,894	18,224	450,881	-	450,881
Other revenue	23,176	-	3,219	26,395	-	26,395
Gross profit	1,769,778	176,319	772,459	2,718,556	-	2,718,556
Operating profit	307,762	(44,330)	232,894	496,326	-	496,326
Depreciation and amortization	280,455	18,828	50,248	349,531	-	349,531
Net finance result	(138,571)	(55,899)	6,053	(188,417)	-	(188,417)
Profit before income tax from continuing operations	193,604	(100,229)	238,947	332,322	-	332,322
Tax expense	(24,569)	57,716	(32,736)	411	-	411

	For the period ended June 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	7,203,776	688,445	1,996,350	9,888,571	-	9,888,571
Service revenue	383,169	24,475	14,150	421,794	-	421,794
Other revenue	35,926	5	3,760	39,691	-	39,691
Gross profit	1,657,806	231,355	732,496	2,621,657	-	2,621,657
Operating profit	69,344	(9,936)	183,983	243,391	-	243,391
Depreciation and amortization	286,096	17,895	47,498	351,489	-	351,489
Net finance result	(189,526)	3,538	(11,750)	(197,738)	-	(197,738)
Profit before income tax from continuing operations	(168,604)	(6,398)	172,233	(2,769)	-	(2,769)
Tax expense	73,977	(13,471)	(30,513)	29,993	-	29,993

	For the three-months period ended June 30, 2025
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,742,444	234,430	994,372	4,971,246	-	4,971,246
Service revenue	199,332	15,713	10,954	225,999	-	225,999
Other revenue	9,879	-	1,345	11,224	-	11,224
Gross profit	893,438	75,720	366,625	1,335,783	-	1,335,783
Operating profit	216,702	(23,336)	104,618	297,984	-	297,984
Depreciation and amortization	137,667	8,225	25,676	171,568	-	171,568
Net finance result	(68,710)	(46,872)	4,137	(111,445)	-	(111,445)
Profit before income tax from continuing operations	162,335	(70,208)	108,755	200,882	-	200,882
Tax expense	(34,443)	47,390	(8,820)	4,127	-	4,127

	For the three-months period ended June 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,500,431	392,729	959,307	4,852,467	-	4,852,467
Service revenue	193,710	14,667	7,236	215,613	-	215,613
Other revenue	4,672	3	2,162	6,837	-	6,837
Gross profit	814,546	131,054	354,104	1,299,704	-	1,299,704
Operating profit	70,392	(7,086)	84,857	148,163	-	148,163
Depreciation and amortization	143,030	10,517	24,311	177,858	-	177,858
Net finance result	(94,812)	(11,038)	(9,178)	(115,028)	-	(115,028)
Profit before income tax from continuing operations	(50,782)	(18,124)	75,679	6,773	-	6,773
Tax expense	40,168	(2,858)	(8,879)	28,431	-	28,431

(1)	Non-operating companies, holding companies that hold shares of the operating companies, are assigned for segment reporting purposes to the geographical area to which the operating companies belong. In cases where the holding company holds investments in multiple operating companies, it is assigned to the most significant operating company.

(2)	It refers to the balances of transactions conducted between the segments that are eliminated in the financial statement consolidation process.

Total assets and liabilities by segment are not reported internally for management purposes and, consequently, are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Grupo Éxito’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for Grupo Éxito. As a result of this plan, some of the property, plant, and equipment, as well as some of the investment properties, have been classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	June 30, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 42. Subsequent Events

On August 6, 2025, the subsidiary Libertad S.A. was granted a loan in the amount of USD 35 million for a period of 5 years. For this loan, Almacenes Éxito S.A. provided a bank guarantee as part of a transaction aimed at supporting the restructuring of its debt and optimizing its financial costs.

Almacenes Éxito S.A.

Condensed separate financial statements for interim periods

As of June 30, 2025, and December 31, 2024, and for the six and three-month periods ended June 30, 2025, and 2024

1

Almacenes Éxito S.A.

Condensed Separate Statement of Financial Position for Interim Periods

As of June 30, 2025, and December 31, 2024,

(Amounts expressed in millions of Colombian pesos)

	Notes	June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	6	789,155	856,675
Trade receivables and other receivables	7	246,842	314,528
Prepayments	8	1,186	13,694
Receivables from related parties	9	95,330	53,633
Inventories, net	10	2,269,565	2,230,260
Financial assets	11	328	4,469
Tax assets	23	594,369	495,669
Assets held for sale	40	2,645	2,645
Total current assets		3,999,420	3,971,573
Non-current assets
Trade receivables and other receivables	7	11,571	13,867
Prepayments	8	8,675	9,622
Receivables from related parties	9	950	-
Financial assets	11	1,818	1,839
Deferred tax assets	23	154,439	176,378
Property, plant and equipment, net	12	1,785,916	1,861,804
Investment property, net	13	63,744	64,177
Rights of use asset, net	14	1,528,874	1,525,968
Other intangible assets, net	15	162,128	171,861
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,752,412	4,653,658
Other assets		398	398
Total non-current assets		9,924,002	9,932,649
Total assets		13,923,422	13,904,222

Current liabilities
Loans, borrowings, and other financial liability	19	1,708,946	1,553,175
Employee benefits	20	4,455	3,336
Provisions	21	14,843	33,397
Payables to related parties	9	143,361	114,552
Trade payables and other payable	22	2,963,939	3,129,255
Lease liabilities	14	292,892	315,308
Tax liabilities	23	66,576	108,668
Other financial liabilities	24	194,024	161,672
Other liabilities	25	110,331	172,002
Total current liabilities		5,499,367	5,591,365
Non-current liabilities
Loans, borrowings, and other financial liability	19	32,259	128,672
Employee benefits	20	16,186	16,186
Provisions	21	13,435	13,843
Trade payables and other payables	22	1,680	22,195
Lease liabilities	14	1,475,115	1,443,071
Other liabilities	25	349	378
Total non-current liabilities		1,539,024	1,624,345
Total liabilities		7,038,391	7,215,710

Equity
Issued share capital	26	4,482	4,482
Reserves	26	1,518,855	1,491,467
Other equity components		5,361,694	5,192,563
Total equity		6,885,031	6,688,512
Total liabilities and equity		13,923,422	13,904,222

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

2

Almacenes Éxito S.A.

Condensed Separate Statement of profit of loss for Interim Periods

For the six and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

Continuing operations	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Revenue from contracts with customers	27	7,754,391	7,436,250	3,838,013	3,601,660
Cost of sales	10	(6,197,811)	(5,956,142)	(3,053,911)	(2,883,206)
Gross profit		1,556,580	1,480,108	784,102	718,454

Distribution, administrative and selling expenses	28	(1,405,718)	(1,481,080)	(669,678)	(720,435)
Other operating revenue	30	22,403	24,695	13,685	20,338
Other operating expenses	30	(1,004)	(48,732)	(884)	(17,347)
Other (loss) income, net	30	7,412	(2,957)	1,089	803
Operating profit (loss)		179,673	(27,966)	128,314	1,813

Financial income	31	39,680	61,803	16,615	(255)
Financial cost	31	(200,582)	(277,546)	(96,517)	(107,844)
Share of profit in associates and joint ventures	32	243,044	101,232	124,925	41,215
Profit (loss) before income tax from continuing operations		261,815	(142,477)	173,337	(65,071)
Income tax (expense)	23	(21,803)	85,879	(26,472)	46,336
Profit for the year		240,012	(56,598)	146,865	(18,735)

Earnings per share (*)
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	184.93	(43.61)	113.16	(14.44)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

3

Almacenes Éxito S.A.

Condensed Separate Statement of Comprehensive Income for Interim Periods

For the six and three-month periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024

Net profit (loss) for the period		240,012	(56,598)	146,865	(18,735)
Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value through other comprehensive Income	26	(78)	(399)	7	(126)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(78)	(399)	7	(126)

Components of other comprehensive income that may be and reclassified to profit loss, net of taxes
Gain (loss) from translation exchange differences (1)	26	(208,393)	101,618	(86,869)	58,928
Gain from cash flow hedge	26	1,484	2,683	(364)	(214)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(206,909)	104,301	(87,233)	58,714
Total other comprehensive income		(206,987)	103,902	(87,226)	58,588
Total comprehensive income		33,025	47,304	59,639	39,853

Earnings per share
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	25.45	36.45	45.95	30.71

(*)	Amounts expressed in Colombian pesos.

(1)	Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

4

Almacenes Éxito S.A.

Condensed Separate Statement of Changes in Equity for Interim Periods

As of June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares reacquired	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total equity
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)
Balance on December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(56,598)	-	(56,598)
Other comprehensive income	-	-	-	-	-	-	-	-	-	137,852	-	-	137,852
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	10	10
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	486,751	486,751
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(33,950)	-	(15,782)	(49,732)
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(358)	-	(463)
Balance on June 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,200,144)	351,379	2,381,786	6,552,968

Balance on December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)
Net profit	-	-	-	-	-	-	-	-	-	-	240,012	-	240,012
Other comprehensive income	-	-	-	-	-	-	-	-	-	(205,083)	-	-	(205,083)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	8	8
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	139,071	139,071
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(1,904)	-	51,040	49,136
Other movements	-	-	-	-	-	-	-	-	-	-	773	-	773
Balance on June 30, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,513,991)	650,210	2,701,499	6,885,031

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

5

Almacenes Éxito S.A.

Condensed Separate Statement of Cash Flows for Interim Periods

For the periods ended June 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2025	January 1 to June 30, 2024 (1)
Operating activities
Profit (loss) for the year		240,012	(56,598)
Adjustments to reconcile profit for the year
Current income tax	23	(136)	1,554
Deferred tax	23	21,939	(87,433)
Interest, loans and lease expenses	31	155,145	176,233
Losses (gain) due to difference in unrealized exchange (1)		(14,468)	22,868
Losses (gains) on fair valuation of derivative financial instruments	31	9,636	(20,322)
Expected credit loss, net	7.1	533	3,045
Impairment of property, plant and equipment and investment property, net	10.1	(10,731)	5,626
Employee benefit provisions	20	1,119	1,119
Provisions and reversals	21	(3,751)	30,735
Depreciation of property, plant and equipment, right of use asset and investment property	12; 13; 14	260,961	264,438
Amortization of other intangible assets	15	12,440	13,254
Share of profit from equity method investments	32	(243,044)	(101,232)
(Gains) losses on disposal and retirement of property, plant and equipment, intangibles, investment properties, right- of-use assets, and other assets		(7,411)	3,151
Operating result before changes in working capital		422,244	256,438

Decrease (increase) in trade receivables and other receivables		66,291	65,619
Decrease (Increase) in prepayments		13,455	15,366
Decrease (increase) in receivables from related parties		(41,612)	9,025
(Increase)decrease in inventories		(28,574)	(243,527)
Decrease in tax assets		33,568	28,961
Payments in other provisions	21	(15,211)	(32,917)
(Decrease) increase in trade payables and other accounts payable		(155,197)	(622,312)
Increase (Decrease) in accounts payable to related parties		29,452	(125,588)
(Decrease) in tax liabilities		(42,092)	(40,598)
(Decrease) in other liabilities		(61,636)	(67,490)
Income tax, net		(129,231)	(130,483)
Net cash flows (used in) from operating activities		91,457	(887,506)

Investing activities
Contributions to and returns from subsidiaries and joint ventures		43,498	45,152
Acquisition of property, plant and equipment	12.1	(41,423)	(72,669)
Acquisition of other intangible assets	15	(873)	(6,524)
Proceeds of the sale of property, plant and equipment		7,290	1,797
Dividends received		79,704	44,186
Net cash flows provided by investing activities		88,196	11,942

Financing activities
Cash flows from changes in ownership interests of subsidiaries that do not result in loss of control		-	15
Payments made for financial assets		21	52
Payments received from collections on behalf of third parties		26,451	110,756
Proceeds from loans and borrowings	19	413,400	1,000,000
Payments of loans and borrowings	19	(346,080)	(87,680)
Payments of interest of loans and borrowings	19	(85,980)	(76,432)
Lease liabilities paid	14.2	(150,876)	(147,371)
Interest in lease liabilities paid	14.2	(76,702)	(75,014)
Dividends paid		(27,407)	(7,577)
Net cash flows (used in) provided by financing activities		(247,173)	716,749

Net decrease (increase) in cash and cash equivalents		(67,520)	(158,815)
Cash and cash equivalents at the beginning of period	6	856,675	980,624
Cash and cash equivalents at the end of period	6	789,155	821,809

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

(1)	Some figures in the June 2024 financial statements have been disaggregated, providing users with greater detail. The Company’s management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

6

Note 1. General information

Almacenes Éxito S.A. (hereinafter, the Company) was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company’s duration is set to expire on December 31, 2150

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; it is a foreign issuer at the Brazilian Securities and Exchange Commission (CVM) and it is also a foreign issuer at the U.S. Securities and Exchange Commission (SEC).

The issuance of the condensed separate financial statements for the interim periods as of June 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated August 12, 2025.

The Company’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.

-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.

-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.

-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.

-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.

-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets

-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of June 30, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

7

Note 2. Preparation bases and other material accounting policies

The separate financial statements as of December 31, 2024, and the condensed separate financial statements for the interim periods as of June 30, 2025, and for the periods ended June 30, 2025, and June 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, “Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance,” along with the other amending decrees.

The condensed separate financial statements for the interim periods ended June 30, 2025, and June 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS. The notes to these condensed interim separate financial statements do not provide non-significant updates to the information provided in the notes to the separate financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito’s financial position and operating performance since December 31, 2024, and to update the information presented in the separate financial statements as of December 31, 2024.

The separate financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

The Company has prepared separate financial statements on the basis that it will continue as a going concern.

Note 3. Accounting policies

The condensed separate financial statements for the interim periods as of June 30, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the separate financial statements as of December 31, 2024, which are duly disclosed in the separate financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 4.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the separate financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

8

Note 4. Regulatory changes

Note 4.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Company

Standard	Description	Impact
Amendment to IAS 21 – of Lack Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Note 4.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a.   Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals.

b.   Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

IFRS 18 - Presentation and Disclosure in the Financial Statements

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

It is estimated that no significant impacts will arise from the application of this IFRS.

9

Standard	Description	Impact

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

A subsidiary applies IFRS 19 if and only if:

a.  It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b.    The subsidiary’s immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of these amendments.
Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.

It is estimated that no significant impacts will arise from the application of these improvements.

10

Standard	Description	Impact
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments.

Key aspects of this amendment include:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that no significant impacts will arise from the application of these amendments.
IFRS S1 - General requirements for sustainability-related financial disclosures.

The objective of IFRS S1 - General requirements for sustainability- related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as ’sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.’ The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

IFRS S2 - Climate-related Disclosures.	The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate-related information'). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.

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Note 5. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares (“BDRs”), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

On July 16, 2025, a request was submitted to the Brazilian Securities and Exchange Commission (“CVM”) for the cancellation of the Company’s registration as a foreign issuer, category “A,” (“BDRs Program”).

On August 4, 2025, the Company informed the market that the CVM had approved the cancellation of its registration as a foreign issuer in category “A” (“BDR Program”).

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange (“NYSE”) took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

A change in the Company’s shareholder composition occurred as a result of the exit of JPMorgan Chase Bank NA FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	Jun 30, 2025	December 31, 2024
Cash in hand and at banks	699,087	743,526
High liquidity funds (1)	65,489	3,614
Certificates of deposit and securities (2)	23,088	108,101
Funds	1,491	1,434
Total cash and cash equivalents	789,155	856,675

(1) The balance is as follows:

	June 30, 2025	December 31, 2024
Credicorp Capital	18,107	125
BBVA Asset S.A.	18,053	233
Fondo de Inversión Colectiva Abierta Occirenta	11,099	604
Corredores Davivienda S.A.	9,896	1,917
Fiduciaria Bogota S.A.	4,273	188
Fiducolombia S.A.	4,057	547
Skandia Fiduciaria S.A.	4	-
Total high liquidity funds	65,489	3,614

The increase corresponds to new fiduciary rights to be used in the Company’s operations.

(2)	The balance corresponds to treasury bills (TES) $23,088.

As of June 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $2,142 (June 30, 2024 - $1,952), which were recognized as financial income, as detailed in Note 31.

As of June 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or liens that limit their availability.

12

Note 7. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables (Note 7.1)	113,429	180,937
Other accounts receivable (Note 7.2)	144,984	147,458
Total trade receivables and other receivables	258,413	328,395
Current	246,842	314,528
Non-Current	11,571	13,867

Note 7.1. Trade receivables

The balance of trade receivables is as follows:

	June 30, 2025	December 31, 2024
Trade receivables	96,123	162,305
Sale of real-estate project inventories (1)	10,852	10,800
Rentals and dealers	4,938	5,865
Net investment in leases	4,183	5,509
Employee funds and lending	1,019	514
Allowance for expected credit loss	(3,686)	(4,056)
Total trade receivables	113,429	180,937

(1)	The balance corresponds to the long-term sales of the Copacabana real estate project.

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period’s results. During the period ended June 30, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $533 (June 30, 2024 - expense of $3,045).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	4,160
Additions (Note 28)	9,686
Reversal of allowance for expected credit losses (Note 30)	(6,641)
Write-off of receivables	(716)
Balance as of June 30, 2024	6,489

Balance as of December 31, 2024	4,056
Additions (Note 28)	7,602
Reversal of allowance for expected credit losses (Note 30)	(7,069)
Write-off of receivables	(903)
Balance as of June 30, 2025	3,686

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Note 7.2. Other receivables

The balance of other accounts receivable is as follows:

	June 30, 2025	December 31, 2024
Business agreements (1)	87,966	71,989
Recoverable taxes (2)	16,717	21,194
Money remittances	12,306	8,858
Loans or advances to employees	11,758	33,278
Sale of property, plant, and equipment (3)	7,296	353
Money transfer services	1,266	1,575
Other receivables	7,675	10,211
Total other receivables	144,984	147,458

(1)	The variation mainly corresponds to the increase in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $10,431. Additionally, there was an increase in the accounts receivable from the Colombia Real Estate Private Equity Fund due to the renegotiation of several lease payments, amounting to $5,294.

(2)	The decrease mainly corresponds to the offsetting of the VAT credit balance.

(3)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
June 30, 2025	262,099	249,391	727	97	11,884
December 31, 2024	332,451	317,623	523	438	13,867

Note 8. Prepayments

The balance of prepayments is as follows:

	June 30, 2025	December 31, 2024
Lease payments (1)	9,013	9,996
Insurance (2)	610	11,506
Maintenance	115	1,088
Other prepayments	123	726
Total prepayments	9,861	23,316
Current	1,186	13,694
Non-current	8,675	9,622

14

(1)	Corresponde a los arrendamientos pagados por anticipado de los siguientes inmuebles:

	June 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	2,737	2,856
Proyecto Arábica	-	36
Total leases	9,013	9,996

(2)	The decrease is due to the completion of the amortization of the company’s multi-risk insurance policy, which was valid until June 2025

Note 9. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación El Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Cama Comercial Group. Corp.;

Note 9.1. Significant agreements

Transactions with related parties primarily refer to transactions between the Company and its subsidiaries, joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards inside and outside the Company’s stores, and (iii) the use of other financial services agreed upon between the parties within the Company’s stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition of telephony plans and contract for the provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Contracts for transportation services; contracts for the sale of merchandise, administrative services, and expense reimbursement.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts for the provision of energy marketing services.

15

-	Éxito Industrias S.A.S.: Contracts for property leasing and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for expense reimbursements and administrative services.

-	Patrimonio Autónomo Viva Malls: Contract for property leasing, administrative services, and expense reimbursement.

-	Marketplace Internacional Éxito y Servicios S.A.S.: Software usage license and contract for the provision of “Éxito referrals” services.

Note 9.2. Transactions with related parties

Transactions with related parties refer to income from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of June 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Subsidiaries (1)	32,553	31,536	16,727	14,687
Joint ventures (2)	24,457	27,416	10,402	11,687
Other related parties (3)	721	-	424	-
Total	57,731	58,952	27,553	26,374

(1)	The revenues correspond to the provision of administrative services to Éxito Industrias S.A.S., Almacenes Éxito Inversiones S.A.S., Transacciones Energéticas S.A.S. E.S.P., Logística, Transporte y Servicios Asociados S.A.S., and Patrimonios Autónomos, as well as to the leasing of real estate to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Patrimonios Autónomos	19,531	18,341	10,083	8,229
Almacenes Éxito Inversiones S.A.S.	10,615	10,398	5,390	5,205
Logística, Transporte y Servicios Asociados S.A.S.	1,284	1,279	680	546
Éxito Viajes y Turismo S.A.S.	646	803	326	369
Éxito Industrias S.A.S.	413	612	215	301
Transacciones Energéticas S.A.S. E.S.P.	64	103	33	37
Total	32,553	31,536	16,727	14,687

(2)	The amount of revenue with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Compañía de Financiamiento Tuya S.A.

Recovery of commercial activations	19,388	20,995	7,634	8,419
Yields from bonds, coupons, and energy	2,660	3,233	1,530	1,892
Real estate leases	2,068	2,165	1,056	1,082
Services	43	323	26	93
Total	24,159	26,716	10,246	11,486

Puntos Colombia S.A.S.
Services	31	318	28	54

Sara ANV S.A.
Personnel payroll reimbursement	267	382	128	147

Total revenue	24,457	27,416	10,402	11,687

(3)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

16

The amount of costs and expenses with related parties is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Subsidiaries (1)	196,371	193,789	99,556	95,947
Joint ventures (2)	59,435	56,168	29,213	27,868
Key management personnel (3)	10,381	39,521	2,701	6,496
Members of the Board	88	443	51	40
Other related parties	14	-	-	-
Total	266,289	289,921	131,521	130,351

(1)	The costs and expenses mainly correspond to purchases of merchandise and goods for commercialization from Éxito Industrias S.A.S.; transportation services received from Logística, Transporte y Servicios Asociados S.A.S.; leases and property management with Patrimonios Autónomos and Éxito Industrias S.A.S.; royalty expenses for the use of trademarks with Éxito Industrias S.A.S.; the purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods, and reimbursements from other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Logística, Transporte y Servicios Asociados S.A.S.	100,451	96,183	51,090	47,011
Patrimonios Autónomos	54,833	54,838	26,407	26,534
Éxito Industrias S.A.S.	29,846	31,826	16,425	16,896
Almacenes Éxito Inversiones S.A.S.	9,655	9,107	4,987	4,618
Transacciones Energéticas S.A.S. E.S.P.	1,083	997	613	469
Marketplace Internacional Exito y Servicios S.A.S.	434	686	-	381
Éxito Viajes y Turismo S.A.S.	69	152	34	38
Total	196,371	193,789	99,556	95,947

(2)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024

Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	4,648	6,007	2,092	2,750

Puntos Colombia S.A.S.
Cost of customer loyalty program	54,787	50,161	27,121	25,118

Total costs and expenses	59,435	56,168	29,213	27,868

(3)	The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Short-term employee benefits	10,108	39,138	2,578	6,325
Post-employment benefits	273	383	123	171
Total	10,381	39,521	2,701	6,496

17

Note 9.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Subsidiaries (1)	50,168	16,123	-	-
Joint ventures (2)	44,757	37,504	950	-
Other related parties (3)	405	6	-	-
Total	95,330	53,633	950	-
Current	95,330	53,633	-	-
Non-current	-	-	950	-

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of receivables for each subsidiary is as follows:

	June 30, 2025	December 31, 2024
Patrimonios Autónomos (a)	48,551	3,746
Almacenes Éxito Inversiones S.A.S.	703	844
Libertad S.A.	399	10,206
Logística, Transporte y Servicios Asociados S.A.S.	187	279
Éxito Viajes y Turismo S.A.S.	142	150
Transacciones Energéticas S.A.S. E.S.P.	120	35
Éxito Industrias S.A.S.	66	811
Marketplace Internacional Exito y Servicios S.A.S.	-	52
Total receivables subsidiaries	50,168	16,123

(a)	Includes $37,873 (2024 - $496) of declared dividends.

-	The balance of receivables from subsidiaries corresponds to the following items:

	June 30, 2025	December 31, 2024
Collection of declared dividends	37,873	496
Administrative services	4,090	1,578
Strategic direction services	399	10,206
Expense reimbursement	272	516
Other services	7,534	3,327
Total receivables subsidiaries	50,168	16,123

(2)	The balances correspond to the following joint ventures and the following items:

-	The balance of receivables for each joint venture is as follows:

	June 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	550	3,350
Other services	14,592	1,252
Total	15,142	4,602

Puntos Colombia S.A.S.
Redemption of points	29,524	32,849

Sara ANV S.A.
Other services	91	53

Total receivables	44,757	37,504

-	Other non-financial assets:

The balance of $950 as of June 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(3)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

18

Note 9.4. Payables to related parties

The balance of payables to related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (1)	103,832	70,872
Joint ventures (2)	39,529	43,680
Total payables	143,361	114,552

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of payables for each subsidiary is as follows:

	June 30, 2025	December 31, 2024
Éxito Industrias S.A.	72,670	41,428
Logística, Transporte y Servicios Asociados S.A.S.	14,828	14,162
Almacenes Éxito Inversiones S.A.S.	6,781	4,731
Patrimonios Autónomos	4,758	5,416
Transacciones Energéticas S.A.S. E.S.P.	4,729	4,821
Éxito Viajes y Turismo S.A.S.	66	14
Marketplace Internacional Exito y Servicios S.A.S.	-	300
Total payables subsidiaries	103,832	70,872

-	The balance of payables to subsidiaries corresponds to the following items:

	June 30, 2025	December 31, 2024
Purchase of assets and inventories	62,718	14,097
Transportation services	14,828	14,070
Lease of real estate	7,377	3,746
Mobile recharge collection service	6,193	4,602
Energy services	4,663	4,794
Purchase of tourist packages	66	14
Other services received	7,987	29,549
Total payables subsidiaries	103,832	70,872

(2)	The balance of payables for each joint venture is as follows:

	June 30, 2025	December 31, 2024
Puntos Colombia S.A.S. (a)	39,178	43,648
Compañía de Financiamiento Tuya S.A.	351	32
Total payables joint ventures	39,529	43,680

(a) It corresponds to the issuance of points (accumulations) issued.

19

Note 9.5. Lease liabilities with related parties

The balance of lease liability with related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (Note 14.2)	442,364	453,404
Current	46,767	58,344
Non-current	395,597	395,060

The lease liability balance corresponds to the lease agreements entered with the following subsidiaries:

	June 30, 2025	December 31, 2024
Subsidiaries (Patrimonios Autónomos) (Note 14.2)	442,364	453,404

Note 9.6. Other financial liabilities with related parties

The balance of other financial liabilities with related parties is as follows:

	June 30, 2025	December 31, 2024
Subsidiaries (1)	95,774	126,367
Joint ventures (2)	28,213	11,973
Total other financial liabilities	123,987	138,340

(1)	It corresponds to the money collected from the subsidiaries within the ‘in-house cash’ centralized treasury program (Note 24)

(2)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and Cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	June 30, 2025	December 31, 2024
Inventories, net (1)	2,164,584	2,138,916
Inventories in transit	50,627	25,596
Raw materials	34,414	42,074
Real estate project inventories (2)	13,716	16,941
Materials, spares, accessories and consumable packaging	6,224	6,733
Total inventories, net	2,269,565	2,230,260

20

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	5,626
Balance as of June 30, 2024	23,573

Balance as of December 31, 2024	28,271
Reversal of loss recognized during the period (Note 10.2.)	(10,731)
Balance as of June 30, 2025	17,540

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of June 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 10.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Cost of goods sold (1)	7,001,765	6,694,806	3,445,968	3,239,591
Trade discounts and purchase rebates	(1,173,655)	(1,108,482)	(586,321)	(544,032)
Logistics costs (2)	277,581	285,689	140,229	138,243
Damage and loss	102,851	78,503	52,644	46,551
(Gain) loss recognized during the period (Note 10.1)	(10,731)	5,626	1,391	2,853
Total cost of sales	6,197,811	5,956,142	3,053,911	2,883,206

(1)	For the period ended June 30, 2025, it includes $15,272 of depreciation and amortization costs (June 30, 2024 - $14,415).

(2)	The balance is composed of the following items:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits	161,764	160,415	80,866	79,799
Services	74,909	88,711	39,002	40,287
Depreciations and amortizations	33,771	33,286	16,826	16,729
Leases	4,585	812	2,244	287
Upload and download operators	2,552	2,465	1,291	1,141
Total logistics costs	277,581	285,689	140,229	138,243

21

Note 11. Financial assets

The balance of financial assets is as follows:

	June 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	1,437	1,437
Financial assets measured at fair value through profit or loss	381	402
Derivative financial instruments (2)	328	4,469
Total financial assets	2,146	6,308
Current	328	4,469
Non-current	1,818	1,839

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	June 30, 2025	December 31, 2024
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	1,437	1,437

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,241.84 1 EUR / $4,797.09	MUSD / $3.451 MEUR / $2.370	328

The details of the maturity dates of these instruments as of June 30, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	152	143	33	-	-	328

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

As of June 30, 2025, and December 31, 2024, the financial assets are free from restrictions or encumbrances that limit their marketability or realizability.

As of June 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

22

Note 12. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	June 30, 2025	December 31, 2024
Land	442,358	442,358
Buildings	956,334	954,767
Machinery and equipment	914,675	906,455
Furniture and fixtures	566,017	565,762
Assets under construction	12,366	6,660
Improvements to third-party properties	455,771	454,096
Vehicles	7,491	7,498
Computers	293,563	294,735
Others	289	289
Total property, plant and equipment, gross	3,648,864	3,632,620
Accumulated depreciation	(1,862,948)	(1,770,816)
Total property, plant and equipment, net	1,785,916	1,861,804

23

The movements in the cost of property, plant, and equipment and in its depreciation during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	23,074	7,617	-	7,046	110	3,699	-	41,546
(Disposals and withdrawals)	(151)	-	(12,137)	(1,916)	(54)	(8,692)	(10)	(826)	-	(23,786)
Decrease (Increase) from movements between property, plant and equipment accounts	-	-	-	-	(324)	324	-	-	-	-
(Decreases) by transfer to other balance sheet accounts – Tax assets	-	-	(3,041)	(1,127)	(106)	(408)	-	(574)	-	(5,256)
Balance as of June 30, 2024	445,118	960,056	889,628	544,439	5,655	455,840	7,684	295,896	289	3,604,605

Balance as of December 31, 2024	442,358	954,767	906,455	565,762	6,660	454,096	7,498	294,735	289	3,632,620
Additions	-	1,567	14,940	2,615	5,898	3,694	-	683	-	29,397
(Disposals and withdrawals)	-	-	(4,766)	(1,970)	-	(1,721)	(7)	(1,784)	-	(10,248)
(Decreases) by transfer to other balance sheet accounts – Tax assets	-	-	(1,954)	(390)	(192)	(298)	-	(71)	-	(2,905)
Balance as of June 30, 2025	442,358	956,334	914,675	566,017	12,366	455,771	7,491	293,563	289	3,648,864

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	14,340	34,269	23,106	17,835	152	16,786	-	106,488
(Disposals and withdrawals)	-	(9,807)	(1,768)	(5,694)	(10)	(823)	-	(18,102)
Balance as of June 30, 2024	270,613	537,364	403,447	270,909	7,268	197,290	4	1,686,895

Balance as of December 31, 2024	282,916	565,118	422,651	282,791	7,222	210,114	4	1,770,816
Depreciation	14,301	33,337	21,205	16,049	58	15,866	-	100,816
(Disposals and withdrawals)	-	(4,001)	(1,818)	(1,079)	(7)	(1,779)	-	(8,684)
Balance as of June 30, 2025	297,217	594,454	442,038	297,761	7,273	224,201	4	1,862,948

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by the Company’s management, and on which the costs directly attributed to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as the Company's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

24

As of June 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of June 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of June 30, 2025, and December 31, 2024, the Company holds insurance policies covering the risk of loss on these assets.

Note 12.1. Additions to property, plant and equipment for cash flow presentation purposes.

	January 1 to June 30, 2025	January 1 to June 30, 2024
Additions	29,397	41,546
Financing of property, plant, and equipment – Additions	(45,488)	(85,438)
Financing of property, plant, and equipment – Payments	57,514	116,561
Acquisition of property, plant and equipment in cash	41,423	72,669

Note 13. Investment properties

The Company’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	June 30, 2025	December 31, 2024
Land	42,801	42,801
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,227	73,227
Accumulated depreciation	(9,421)	(8,988)
Impairment	(62)	(62)
Total investment properties, net	63,744	64,177

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Accumulated depreciation	Buildings
Balance as of December 31, 2023	8,123
Depreciation	434
Balance as of June 30, 2024	8,557

Balance as of December 31, 2024	8,988
Depreciation	433
Balance as of June 30, 2025	9,421

As of June 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of June 30, 2025, and December 31, 2024, the Company has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 14. Leases

Nota 14.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	June 30, 2025	December 31, 2024
Right-of-use assets	3,573,927	3,444,970
Accumulated depreciation	(2,045,053)	(1,919,002)
Total right-of-use assets, net	1,528,874	1,525,968

25

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	3,203,928
Increase from new contracts	16,531
Remeasurements from existing contracts (1)	133,313
Derecognition, reversal and disposal (2)	(28,126)
Others	(580)
Balance as of June 30, 2024	3,325,066

Balance as of December 31, 2024	3,444,970
Increase from new contracts	3,233
Remeasurements from existing contracts (1)	158,533
Derecognition, reversal and disposal (2)	(33,661)
Others	852
Balance as of June 30, 2025	3,573,927

Accumulated depreciation

Balance as of December 31, 2023	1,647,077
Depreciation	157,516
Derecognition and disposal (2)	(28,126)
Balance as of June 30, 2024	1,776,467

Balance as of December 31, 2024	1,919,002
Depreciation	159,712
Derecognition and disposal (2)	(33,661)
Balance as of June 30, 2025	2,045,053

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	June 30, 2025	December 31, 2024
Buildings	3,573,927	3,444,970
Total cost of right-of-use assets	3,573,927	3,444,970

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	June 30, 2025	December 31, 2024
Buildings	2,045,053	1,919,002
Total accumulated depreciation of right-of-use assets	2,045,053	1,919,002

The depreciation expense by underlying asset class is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Buildings	159,712	156,687	76,968	78,735
Vehicles	-	289	-	142
Equipment	-	540	-	237
Total depreciation expense	159,712	157,516	76,968	79,114

The Company is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of June 30, 2025, the average remaining term of the lease contracts is 14 years (December 31, 2024 – 13 years), which is also the average remaining depreciation term of the right-of-use assets.

26

Note 14.2 Lease liabilities

The balance of the lease liability is as follows:

	June 30, 2025	December 31, 2024
Lease liabilities (1)	1,768,007	1,758,379
Current	292,892	315,308
Non-current	1,475,115	1,443,071

(1)	Includes $442,364 (December 31, 2024 - $453,404) of lease liability contracted with related parties (Note 9.5).

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,771,142
Increase due to new contracts	16,531
Accrued interest	74,680
Remeasurements from existing contracts	133,313
Write-off, reversal, and disposal	(1,117)
Payment of lease liabilities	(147,371)
Interest payments on lease liabilities	(75,014)
Balance as of June 30, 2024	1,772,164

Balance as of December 31, 2024	1,758,379
Increase due to new contracts	3,233
Accrued interest	77,127
Remeasurements from existing contracts	158,533
Write-off, reversal, and disposal	(1,687)
Payment of lease liabilities	(150,876)
Interest payments on lease liabilities	(76,702)
Balance as of June 30, 2025	1,768,007

Below are the future lease liability payments as of June 30, 2025:

Up to one year	430,350
From 1 to 5 years	1,116,084
More than 5 years	1,158,469
Minimum installments for lease liabilities (*)	2,704,903
Future financing (expenses)	(936,896)
Total minimum net installments for lease liabilities	1,768,007

(*)	This amount includes principal and interest.

Note 15. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	June 30, 2025	December 31, 2024
Trademarks	86,433	86,433
Computer software	173,902	178,249
Rights	20,491	20,491
Others	22	22
Total cost of other intangible assets	280,848	285,195
Accumulated amortization	(118,720)	(113,334)
Total other intangible assets, net	162,128	171,861

27

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	6,518	-	-	6,524
(Disposals and derecognition)	-	(6,060)	-	-	(6,060)
Balance as of June 30, 2024	86,433	239,951	20,491	22	346,897

Balance as of December 31, 2024	86,433	178,249	20,491	22	285,195
Additions	-	873	-	-	873
(Disposals and derecognition)	-	(7,054)	-	-	(7,054)
Other movements (a)	-	1,834	-	-	1,834
Balance as of June 30, 2025	86,433	173,902	20,491	22	280,848

(a)	As part of the liquidation process of the subsidiary Marketplace Internacional Éxito y Servicios S.A.S., its technological platform "SELLER" was transferred to the Company as a return of capital contributions.

Accumulated amortization	Computer software
Balance as of December 31, 2023	156,087
Amortization	13,254
(Disposals and derecognition)	(5,679)
Balance as of June 30, 2024	163,662

Balance as of December 31, 2024	113,334
Amortization	12,440
(Disposals and derecognition)	(7,054)
Balance as of June 30, 2025	118,720

(1)	This corresponds to the Surtimax brand received from the merger with Carulla Vivero S.A. for $17,427, the Súper Ínter brand acquired in the business combination with Comercializadora Giraldo Gómez y Cía. S.A. for $63,704, the Taeq brand for $5,296 and the Finlandek brand for $6.

These brands have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

As of June 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	June 30, 2025	December 31, 2024
Retail trade	1,454,094	1,454,094
Impairment loss	(1,017)	(1,017)
Total goodwill	1,453,077	1,453,077

The company has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Goodwill has an indefinite useful life due to the Company's intended use of it, therefore, it is not amortized.

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Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	June 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	Subsidiary	2,163,849	1,969,374
Onper Investment 2015 S.L.	Subsidiary	1,011,076	1,131,442
Patrimonio Autónomo Viva Malls	Subsidiary	999,009	1,007,236
Compañía de Financiamiento Tuya S.A.	Joint venture	291,432	271,548
Éxito Industrias S.A.S.	Subsidiary	208,342	197,180
Puntos Colombia S.A.S.	Joint venture	23,227	17,691
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	20,869	23,961
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	15,995	4,861
Almacenes Éxito Inversiones S.A.S.	Subsidiary	6,800	9,313
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Éxito Viajes y Turismo S.A.S.	Subsidiary	3,719	6,134
Patrimonio Autónomo Iwana	Subsidiary	2,576	2,659
Sara ANV S.A.	Joint venture	973	1,981
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	420	414
Marketplace Internacional Éxito y Servicios S.A.S. liquidated (a)	Subsidiary	146	5,887
Gestión y Logistica S.A.	Subsidiary	129	127
Total investments accounted for using the equity method		4,752,412	4,653,658

(a)	On April 11, 2025, the General Shareholders’ Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidated, and this was recorded in the Company’s Certificate of Incorporation and Legal Representation on May 15, 2025.

There are no restrictions on the ability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or the reimbursement of loans or advances made.

The Company has no contingent liabilities incurred in connection with its interests in these investments.

The Company does not have implicit obligations acquired on behalf of investments accounted for using the equity method, resulting from losses exceeding the investment held.

The investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the separate financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	4,091,366
Capital increases (reduction), net	(20,650)
Share of income (Note 32)	101,232
Share in equity movements	571,726
Declared dividends	(59,456)
Balance as of June 30, 2024	4,684,218

Balance as of December 31, 2024	4,653,658
Capital increases (reduction), net	(47,001)
Share of income (Note 32)	243,044
Share in equity movements	(17,585)
Declared dividends	(79,704)
Balance as of June 30, 2025	4,752,412

Note 18. Non-cash transactions

During the periods ended on June 30, 2025, and June 30, 2024, the Company had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 12.1 and 14, respectively.

Note 19. Loans and borrowings

The balance of loans and borrowings is as follows:

	June 30, 2025	December 31, 2024
Bank loans	1,741,205	1,681,847
Current	1,708,946	1,553,175
Non-current	32,259	128,672

29

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	815,518
Proceeds from loans and borrowings	1,000,000
Increases from revaluations and interest	101,553
Repayments of loans and borrowings	(87,680)
Payments of interest on loans and borrowings	(76,432)
Balance as of June 30, 2024	1,752,959

Balance as of December 31, 2024 (1)	1,681,847
Proceeds from loans and borrowings (2)	413,400
Increases from revaluations and interest	78,018
Repayments of loans and borrowings (3)	(346,080)
Payments of interest on loans and borrowings	(85,980)
Balance as of June 30, 2025	1,741,205

(1)	As of December 31, 2024, the balance corresponds to $60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024.

(2)	The Company requested disbursements of $50,000 from the bilateral loan agreement signed on February 7, 2025; $35,000 from the bilateral loan agreement signed on February 21, 2025; $50,000 from the bilateral loan agreement signed on April 15, 2025; $83,400 from the bilateral loan agreement signed on April 28, 2025; $95,000 from the bilateral loan agreement signed on May 2, 2025; and $100,000 from the bilateral loan agreement signed on May 15, 2025.

(3)	During the period ended June 30, 2025, the Company paid $12,084 under the bilateral loan agreement signed on March 27, 2020; $25,000 under the bilateral loan agreements signed on August 30, 2023; $50,000 under the bilateral loan agreement signed on August 6, 2024; $100,000 under the bilateral revolving credit agreement signed on February 25, 2022; $17,271 and $91,725 under two bilateral loan agreements signed on March 26, 2021; and $50,000 under the bilateral loan agreement signed on April 15, 2025

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of June 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of June 30, 2025, the Company has no unused credit lines.

The following are the annual maturities of outstanding non-current loans and borrowings as of June 30, 2025, discounted to present value (amortized cost):

Year	Total
2027	16,882
2028	15,377
32,259

Covenants

Under the credit and loan agreements, the Company is required to comply with the following financial covenants: while payment obligations under the agreements signed on March 27, 2020, remain outstanding, the Company must maintain a maximum leverage ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the Company’s separate and audited financial statements for each fiscal year.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, the Company is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

30

Note 20. Employee benefits

The balance of employee benefits is as follows:

	June 30, 2025	December 31, 2024
Defined benefit plans	18,889	17,887
Long-term benefit plan	1,752	1,635
Total employee benefits	20,641	19,522
Current	4,455	3,336
Non-current	16,186	16,186

Note 21. Provisions

The balance of provisions is as follows:

	June 30, 2025	December 31, 2024
Legal proceedings (1)	13,947	14,621
Restructuring (2)	8,086	19,350
Others	6,245	13,269
Total provisions	28,278	47,240
Current	14,843	33,397
Non-current	13,435	13,843

As of June 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against the Company due to labor and civil litigation, which are calculated based on the best estimate of the disbursement required to settle the obligation as of the date of preparation of the financial statements. The balance is composed of the following:

	June 30, 2025	December 31, 2024
Labor legal proceedings	10,349	10,920
Civil legal proceedings	3,598	3,701
Total legal proceedings	13,947	14,621

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	14,442	242	5,125	8,096	27,905
Increases	1,755	-	29,991	8,237	39,983
Payments	(565)	-	(24,933)	(7,419)	(32,917)
Reversals (not used)	(3,645)	(242)	(1,686)	(3,675)	(9,248)
Balance as of June 30, 2024	11,987	-	8,497	5,239	25,723

Balance as of December 31, 2024	14,621	-	19,350	13,269	47,240
Increases	2,783	-	-	2,532	5,315
Payments	(1,266)	-	(11,264)	(2,681)	(15,211)
Reversals (not used)	(2,191)	-	-	(6,875)	(9,066)
Balance as of June 30, 2025	13,947	-	8,086	6,245	28,278

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Note 22. Trade payables and other payables

The balance of trade payables and other accounts is as follows:

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	1,830,283	2,165,933
Payables and other payables - agreements (1)	477,471	501,291
Costs and expenses payable	242,950	248,438
Withholding tax payable (2)	211,714	36,488
Labor liabilities	119,444	120,391
Tax payable	29,134	9,494
Purchase of assets (3)	27,611	41,531
Dividends payable (4)	2,361	2,343
Others	24,651	25,541
Total trade payables and other payables	2,965,619	3,151,450
Current	2,963,939	3,129,255
Non-current	1,680	22,195

(1)	Payables and other payables - agreements

	June 30, 2025	December 31, 2024
Payables to suppliers of goods	428,766	447,414
Payables to other suppliers	48,705	53,877
Total payables and other payable - agreements	477,471	501,291

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with the Company.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, the Company enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to the Company, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	This increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The reduction mainly corresponds to payments made in the first semester of the year to third parties from whom furniture and fixed assets were acquired.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024.

f.	The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

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g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

Tax credits

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer's taxable income under any circumstances.

The movement of the excess presumptive income over the company's taxable income during the reported period is as follows:

Balance as of December 31, 2023	61,415
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	-
Movement of excess presumptive income against net income for the period	-
Balance as of June 30, 2025	-

As of June 30, 2025, the Company reports tax loss carryforwards of $699,023 (December 31, 2024 – $704,357).

The movement of the company's tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Adjustment to tax losses from the period	(35,980)
Balance as of December 31, 2024	704,357
Tax losses (gains) generated during the period	(5,334)
Balance as of June 30, 2025	699,023

Finality of tax returns

Starting from 2020, the general term for the finality of tax returns will be 3 years, and for taxpayers required to submit transfer pricing documentation and for returns in which tax losses are generated and offset, the term for finality will be 5 years.

For 2023 through 2026, if there is a 35% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax and complementary tax returns for 2023, 2022, 2021, and 2020, in which tax credits were generated, are subject to review for 5 years from the filing date, considering that the company is subject to the transfer pricing regime. The income tax and complementary tax return for 2019, in which tax losses and tax credit were generated, is subject to review for 5 years from the filing date.

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Tax advisors and the Company's management believe that no additional taxes will be payable, other than those recorded as of June 30, 2025.

The Company has reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The evaluation mentioned has not resulted in any modifications.

Transfer pricing

The Company's transactions with its parent, subsidiaries, and/or related parties located abroad have been conducted in accordance with the arm's length principle, as if they were independent parties, as set forth by the provisions established by national tax regulations. Independent advisors carried out the update of the transfer pricing study, required by tax provisions, to demonstrate that transactions with related foreign entities were conducted at market values during the 2025 and 2024 periods. For this purpose, the Company will submit an informational declaration and the study within the deadlines specified by the regulations.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are as follows:

Current tax assets:

	June 30, 2025	December 31, 2024
Income tax credit	392,878	263,820
Tax discounts	152,101	148,902
Tax discounts from taxes paid abroad	5,573	5,562
Total income tax asset	550,552	418,284
Industry and trade tax advances and withholdings	43,817	77,385
Total asset for other taxes	43,817	77,385
Total current tax assets	594,369	495,669

Current tax liabilities

	June 30, 2025	December 31, 2024
Industry and trade tax payable	59,617	103,659
Tax on real estate	6,959	5,009
Total liability for other taxes	66,576	108,668

Note 23.3. Income tax

The reconciliation between accounting (loss) and taxable (loss), and the calculation of the income tax expense are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Profit (loss) before income tax	261,815	(142,477)	173,337	(65,071)
Plus
Non-deductible expenses	18,570	7,301	9,156	(3,689)
Financial transactions tax	3,718	5,376	2,117	1,930
Others (2)	2,062	6,916	1,202	4,553
Minus
IFRS adjustments with no tax impact (1)	(236,324)	(100,922)	(116,897)	(31,159)
Non-taxable dividends received from subsidiaries	(21,089)	(4,242)	-	-
Others (2)	(4,760)	(6,341)	(1,682)	(2,833)
Additional 30% deduction for apprentice salaries (voluntary)	(114)	-	(57)	-
(Loss) Net income	23,878	(234,389)	67,176	(96,269)
Exempt income	-	32,335	-	32,335
(Loss) Net income before compensations	23,878	(266,724)	67,176	(128,604)
Compensations	-	-	-	-
(Loss)Total Net income after compensations	23,878	(266,724)	67,176	(128,604)
Income tax rate	35%	35%	-	35%
Subtotal (expense) current income tax	-	-	-	-
Adjustment with respect to current income tax from previous years (a)	136	(1,554)	136	(974)
Total (expense) current and occasional income tax	136	(1,554)	136	(974)

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(1)	The IFRS adjustments with no tax impact correspond to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Other accounting expenses with no tax impact (*)	235,363	230,675	115,252	112,233
Non-taxable dividends from subsidiaries	21,090	4,242	-	-
Accounting provisions	16,890	58,480	8,679	39,519
Higher accounting depreciation over fiscal depreciation, net	4,898	8,290	3,117	3,697
Taxable actuarial calculation	1,081	754	541	540
Non-deductible taxes	(2)	-	-	-
Excess of fiscal personnel expenses over accounting expenses	(1,820)	(53,395)	(524)	(10,847)
Net exchange differences	(4,663)	33,481	1,522	32,683
Other non-taxable accounting (income) expenses, net	(17,366)	(2,762)	(7,615)	(768)
Higher fiscal depreciation over accounting depreciation	(21,496)	(22,245)	(9,773)	(11,023)
Recovery of provisions	(40,630)	(40,657)	(15,354)	(34,934)
Non-accounting fiscal costs, net	(47,436)	(71,167)	(19,874)	(48,438)
Taxable leases	(139,189)	(145,386)	(67,943)	(72,606)
Results under the equity method, net	(243,044)	(101,232)	(124,925)	(41,215)
Total	(236,324)	(100,922)	(116,897)	(31,159)

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2)	The 'others' category corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Fines, sanctions, and lawsuits	1,176	448	1,031	224
Special deduction for donations to Food Banks and others	432	2,172	432	2,172
Accounting provision and write-offs of receivables	257	2,776	(413)	757
Taxes assumed and valuation	197	241	152	171
Taxable income - recovery of depreciation on sold fixed assets	-	50	-	-
Deduction for ICA tax paid after the income tax filing	-	1,229	-	1,229
Total	2,062	6,916	1,202	4,553

Recovery of costs and expenses	(2,099)	(3,338)	(407)	(787)
Deduction for hiring personnel with disabilities	(1,765)	(1,275)	(882)	(638)
Non-deductible taxes	(593)	(556)	(90)	(286)
Loss from the sale of fixed assets declared as occasional income	(303)	(1,172)	(303)	(1,122)
Total	(4,760)	(6,341)	(1,682)	(2,833)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
(Loss) gain deferred tax (Nota 23.4)	(21,939)	87,433	(26,608)	47,310
Adjustment in respect of current income tax of prior periods	136	(1,554)	136	(974)
Total income tax	(21,803)	85,879	(26,472)	46,336

Note 23.4. Deferred tax

	June 30, 2025			December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net
Lease liability	618,802	-	618,802	615,431	-	615,431
Tax losses	236,360	-	236,360	246,525	-	246,525
Tax credits	60,098	-	60,098	60,098	-	60,098
Trade and other payables	9,778	-	9,778	2,255	-	2,255
Investment property	-	(38,030)	(38,030)	-	(37,022)	(37,022)
Buildings	-	(108,014)	(108,014)	-	(110,330)	(110,330)
Goodwill	-	(217,728)	(217,728)	-	(217,715)	(217,715)
Rights of use	-	(532,829)	(532,829)	-	(531,670)	(531,670)
Others	143,021	(17,019)	126,002	165,793	(16,987)	148,806
Total	1,068,059	(913,620)	154,439	1,090,102	(913,724)	176,378

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The movement of the deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024

(Loss) income deferred tax recognized in the period's income statement	(21,707)	87,433	(27,023)	47,310
(Loss) income deferred tax recognized in the other comprehensive income of the period	(232)	(1,443)	415	117
Total movement of net deferred tax	(21,939)	85,990	(26,608)	47,427

As of June 30, 2025, the value of temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax has been recognized, amounted to $1,546,588 (December 31, 2024 - $1,501,291)

Note 23.5. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the dividend payments in 2025 and 2024 by the Company to its shareholders.

Note 24. Other financial liabilities

The balance of derivative financial instruments and income received for third parties is as follows:

	June 30, 2025	December 31, 2024
Collections on behalf of third parties (1)	186,672	160,220
Derivative financial instruments (2)	6,668	1,174
Derivative financial instruments designated as hedge instruments (3)	684	278
Total derivative instruments and collections on behalf of third parties	194,024	161,672

(1)	The income received for third parties includes amounts received for services in which the Company acts as an agent, such as card collections, collections from subsidiaries within the "in house cash" centralized treasury program, and banking services provided to customers. It includes $123,987 (December 31, 2024 - $138,340) with related parties (Note 9.6). Since the balance associated with this item is not material to the financial statements, the Company has opted not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $42.500 MEUR / $1.270	6,668

The breakdown of the maturity dates of these instruments as of June 30, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	5,865	803	-	-	6,668

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

36

As of June 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,206.00	5.2MUSD	407	—	684

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	684	—	—	—	—	684

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

The Company has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument
-	The effect of credit risk does not dominate,
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 25. Other liabilities

The balance of other liabilities is as follows:

	June 30, 2025	December 31, 2024
Deferred revenues (1)	109,377	170,359
Advance payments for fixed assets sold (2)	850	832
Advance payments under lease agreements and other projects (3)	349	929
Repurchase coupon	104	100
Instalments received under "plan resérvalo"	-	160
Total other liabilities	110,680	172,380
Current	110,331	172,002
Non-current	349	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

37

The Company considers deferred revenues in advance as a contractual liability. The movement of these liabilities during the presented period is as follows:

Deferred income
Balance as of December 31, 2023	200,205
Revenue recognized	(67,983)
Balance as of June 30, 2024	132,222

Balance as of December 31, 2024	170,359
Additions	3,771,394
Revenue recognized	(3,832,376)
Balance as of June 30, 2025	109,377

(2)	This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $18.

(3)	It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

Note 26. Shareholders’ equity

Capital and premium on placement of shares

As of June 30, 2025, and December 31, 2024, the authorized capital of the Company is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of June 30, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on the Company's shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Company’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.
-	Occasional reserve: An occasional reserve established by the General Shareholders' Meeting.
-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The balance of each component of other comprehensive income and its tax effect is as follows:

	June 30, 2025			June 30, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement of financial assets at fair value through other comprehensive income	(5,413)	-	(5,413)	(4,892)	-	(4,892)	(5,335)	-	(5,335)
Remeasurements of defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)	(3,707)	1,544	(2,163)
Translation exchange differences	(2,502,495)	-	(2,502,495)	(2,187,059)	-	(2,187,059)	(2,294,102)	-	(2,294,102)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	13,634	1,423	15,057	12,882	1,168	14,050	12,150	1,423	13,573
Total other comprehensive accumulated income	(2,516,958)	2,967	(2,513,991)	(2,203,105)	2,961	(2,200,144	(2,309,971)	2,967	(2,307,004)

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Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales (1)	7,561,764	7,213,231	3,746,757	3,504,742
Service revenue (2)	171,711	190,302	82,860	93,550
Other revenue (3)	20,916	32,717	8,396	3,368
Total revenue from contracts with customers	7,754,391	7,436,250	3,838,013	3,601,660

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Retail sales, net of sales returns and rebates	7,557,964	7,210,381	3,746,757	3,504,742
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	7,561,764	7,213,231	3,746,757	3,504,742

(a)	As of June 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of June 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Real estate related income	40,229	41,077	19,891	20,615
Advertising	29,962	35,805	15,301	18,134
Leases	28,612	27,432	14,750	13,836
Lease of physical space	25,258	24,438	14,514	13,053
Commissions (a)	16,228	27,018	2,542	11,645
Administration of real estate	12,573	11,196	6,014	4,775
Transport	6,727	5,731	3,352	2,964
Banking services	6,361	10,721	3,578	5,674
Money transfers	3,558	4,616	1,844	2,097
Others	2,203	2,268	1,074	757
Total service revenue	171,711	190,302	82,860	93,550

(a)	The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3)	Other revenue corresponds to the following concepts:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Marketing events	8,340	7,737	3,456	3,702
Collaboration agreements (a)	3,387	5,476	1,609	1,732
Asset utilizations	2,514	4,129	773	1,764
Financial Services	1,715	1,771	805	672
Royalty revenue	1,036	2,450	268	1,291
Real estate projects	916	-	502	-
Technical advisory	778	913	385	422
Use of parking spaces	664	631	334	476
Recovery of other liabilities	71	2,156	28	378
Recovery of provisions	-	3,500	-	-
Recovery of labor liabilities	-	-	-	(7,498)
Others	1,495	3,954	236	429
Total other revenue	20,916	32,717	8,396	3,368

39

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Redeban S.A.	3,008	2,582	1,500	1,134
Éxito Media	354	1,098	84	508
Alianza Sura	22	378	22	86
Moviired S.A.S.	3	18	3	4
Renting Colombia S.A.	-	1,400	-	-
Total collaboration agreements	3,387	5,476	1,609	1,732

Note 28. Distribution, administrative and selling expenses.

The distribution expenses and the administration and sales expenses are as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Employee benefits (Note 29)	384,983	411,557	187,858	202,693
Depreciation and amortization	224,358	229,991	109,502	114,871
Taxes other than income tax	125,748	122,969	47,378	46,817
Fuels and power	90,462	96,562	45,907	48,519
Repairs and maintenance	72,303	84,553	34,259	42,119
Services	49,983	47,979	20,293	21,730
Security services	39,070	42,530	19,370	21,193
Commissions on debit and credit cards	36,591	38,677	17,484	18,408
Administration of trade premises	33,621	31,653	16,510	16,095
Advertising	33,210	46,733	15,336	22,831
Professional fees	32,102	34,253	15,653	18,074
Cleaning services	24,506	27,805	11,226	13,355
Transport	22,169	24,908	10,610	12,020
Leases	19,077	25,120	6,306	11,168
Insurance	13,694	19,727	6,792	9,766
Credit loss expense (Nota 7.1)	7,602	9,686	3,493	5,822
Commissions	6,215	7,469	2,961	3,423
Legal expenses	5,957	3,044	2,407	929
Other provision expenses	5,315	4,797	3,084	2,667
Outsourced employees	4,816	8,030	2,439	4,262
Cleaning and cafeteria	4,753	4,561	2,441	2,217
Other commissions	4,002	4,011	1,949	1,862
Packaging and marking materials	3,821	5,422	2,548	3,114
Stationery, supplies and forms	3,354	3,335	1,808	1,909
Ground transportation	1,818	2,084	789	917
Travel expenses	1,569	1,698	741	847
Contributions and memberships	450	563	360	319
Éxito Media collaboration agreement	316	-	294	-
Seguros Éxito collaboration agreement	73	3,324	73	2,566
Services	30	308	14	9
Autos Éxito collaboration agreement	-	166	-	-
Others	153,750	137,565	79,793	69,913
Total distribution, administrative and selling expenses	1,405,718	1,481,080	669,678	720,435
Distribution expenses	960,328	986,762	452,878	483,247
Administrative and selling expenses	60,407	82,761	28,942	34,495
Employee benefit expenses	384,983	411,557	187,858	202,693

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Note 29. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Wages and salaries	328,614	347,289	159,541	171,057
Contributions to the social security system	4,921	5,642	2,478	2,727
Other short-term employee benefits	17,879	20,168	9,189	9,906
Total short-term employee benefit expenses	351,414	373,099	171,208	183,690

Post-employment benefit expenses, defined contribution plans	28,442	31,063	14,040	14,997
Post-employment benefit expenses, defined benefit plans	1,428	1,407	818	793
Total post-employment benefit expenses	29,870	32,470	14,858	15,790

Termination benefit expenses	730	496	(70)	227
Other long-term employee benefits	161	104	79	76
Other personnel expenses	2,808	5,388	1,783	2,910
Total employee benefit expenses	384,983	411,557	187,858	202,693

The cost of employee benefits included in the cost of sales is shown in Note 10.2.

Note 30. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Recovery allowance for expected credit losses (Note 7.1)	7,069	6,641	3,610	4,439
Recovery of other provisions	6,875	176	6,219	-
Other indemnification (1)	3,559	2,573	1,848	1,761
Recovery of provisions for legal proceedings	2,191	3,647	754	3,223
Recovery of employee liabilities	1,609	7,498	217	7,498
Recovery of costs and expenses from taxes other than income tax	929	1,184	892	852
Insurance indemnification	171	1,050	145	639
Reimbursement of tax-related costs and expenses	-	241	-	241
Recovery from restructuring processes	-	1,685	-	1,685
Total other operating revenue	22,403	24,695	13,685	20,338

(1)	It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $3,287 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Restructuring expenses	-	(29,991)	-	(13,847)
Other provisions (1)	-	(5,195)	(794)	-
Others (2)	(1,004)	(13,546)	(90)	(3,500)
Total other operating expenses	(1,004)	(48,732)	(884)	(17,347)

(1)	It corresponds to the stores and shops closure plan.

(2)	It corresponds to:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,540)	-	(2,698)
Fees for projects for the implementation of norms and laws	-	(1,205)	-	(70)
Corporate projects	(210)		(90)	-
Severance expenses	(328)		-	-
Closed stores expenses	(466)		-	-
Others	-	(801)	-	(732)
Total others	(1,004)	(13,546)	(90)	(3,500)

41

Other net (loss) income

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain on sale of property, plant and equipment	7,289	1,644	304	1,594
Gain from the early termination of lease contracts	1,719	1,126	1,042	1,126
(Loss) on derecognition of right-of-use assets	(32)	(9)	-	(64)
(Loss) from write-off of property, plant and equipment, intangible,
Property investments and other assets	(1,564)	(5,718)	(257)	(1,853)
Total other net (loss) income	7,412	(2,957)	1,089	803

Note 31. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Gain from foreign exchange differences	32,735	32,974	14,371	(13,887)
Gain from liquidated derivative financial instruments	3,764	3,976	2,748	2,923
Interest in income on cash and cash equivalents (Note 6)	2,142	1,952	199	(8)
Gains from valuation of derivative financial instruments	322	21,324	(1,055)	10,052
Interest in financial lease investment	208	205	104	100
Other financial income	509	1,372	248	565
Total financial income	39,680	61,803	16,615	(255)

Interest expense on loan and borrowings (Note 19)	(78,018)	(101,553)	(38,633)	(53,118)
Interest expense on lease liabilities (Note 14.2)	(77,127)	(74,680)	(39,496)	(37,232)
Loss from liquidated derivative financial instruments	(16,837)	(21,009)	(5,556)	(12,030)
(Loss) from foreign exchange differences	(14,726)	(51,719)	(8,364)	(2,928)
Loss from valuation of derivative financial instruments	(9,958)	(1,002)	(2,843)	9,694
Commission expenses	(2,288)	(3,493)	(785)	(1,334)
Factoring expenses	(15)	(21,912)	-	(9,755)
Other financial expenses	(1,613)	(2,178)	(840)	(1,141)
Total financial expenses	(200,582)	(277,546)	(96,517)	(107,844)

Net financial result	(160,902)	(215,743)	(79,902)	(108,099)

Note 32. Participation in the results of subsidiaries and joint ventures accounted for using the equity method.

The result of participation in the results of subsidiaries and joint ventures accounted for using the equity method is as follows:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Spice Investments Mercosur S.A.	175,863	108,203	84,397	48,590
Patrimonio Autónomo Viva Malls	51,151	42,278	36,316	30,308
Compañía de Financiamiento Tuya S.A.	19,885	(51,527)	10,988	(27,753)
Transacciones Energéticas S.A.S. E.S.P.	11,135	722	(273)	214
Éxito Industrias S.A.S.	10,311	10,664	6,037	6,094
Logística, Transportes y Servicios Asociados S.A.S.	7,365	3,262	4,234	821
Puntos Colombia S.A.S.	5,536	3,982	3,803	1,887
Almacenes Éxito Inversiones S.A.S.	4,441	3,190	2,452	1,795
Éxito Viajes y Turismo S.A.S.	1,251	1,661	514	921
Depósitos y Soluciones Logísticas S.A.S.	6	(2)	3	(2)
Gestión y Logística S.A.	3	15	9	14
Patrimonio Autónomo Iwana	(59)	(82)	(11)	(24)
Marketplace Internacional Éxito y Servicios S.A.S.	(319)	(388)	(276)	(171)
Sara ANV S.A.	(1,008)	(877)	(448)	(496)
Onper Investments 2015 S.L.	(42,517)	(19,869)	(22,820)	(20,983)
Total	243,044	101,232	124,925	41,215

Note 33. Earnings per share

The basic earnings per share is calculated based on the weighted average number of shares outstanding for each category during the period.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending June 30, 2025, and June 30, 2024.

42

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit (loss) attributable to holders of ordinary equity instruments (basic)	240,012	(56,598)	146,865	(18,735)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share (in Colombian pesos)	184.93	(43.61)	113.16	(14.43)

In the comprehensive income:

	January 1 to June 30, 2025	January 1 to June 30, 2024	April 1 to June 30, 2025	April 1 to June 30, 2024
Net profit attributable to holders of ordinary equity instruments (basic)	33,025	47,304	59,639	39,853
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings per share (in Colombian pesos)	25.45	36.45	45.95	30.71

Note 34. Impairment of assets

As of June 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 7).

As of December 31, 2024, the Company performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	8,688	8,227	10,107	9,618
Equity investments (Note 11)	1,437	1,437	1,437	1,437
Forward contracts measured at fair value through income (Note 11)	328	328	4,469	4,469
Forward contracts denominated as hedge instruments (Note 11)	-	-	-	-
Investments in private equity funds (Note 11)	381	381	402	402
Non-financial assets
Investment property (Note 13)	63,744	113,888	64,177	113,888
Property, plant and equipment, and investment property held for sale (Note 40)	2,645	4,378	2,645	4,378
Financial liabilities
Loans and borrowings (Note 19)	1,741,205	1,740,034	1,681,847	1,680,222
Forward contracts measured at fair value through income (Note 24)	6,668	6,668	1,174	1,174
Forward contracts denominated as hedge instruments (Note 24)	684	684	278	278

43

To estimate the fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for VIS housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso- US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date. Zero-coupon interest rate.

Equity investments	Level 2	Quoted market prices	The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.	N/A

Investment property	Level 3	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flows (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.	Tasa de descuento (11,25% – 19,49%) Tasa de vacancia (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

Investment property	Level 3	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

Investment property	Level 3	Replacement cost method	The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected— is assessed, which is referred to as depreciation.	Physical value of building and land.

Non-current assets classified as held fortrading	Level 2	Residual method

Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.

Residual value

44

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities and lease measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Forward contracts measured at fair value through income	Level 2	Colombian Peso- US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date. Zero-coupon interest rate.

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile

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Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1, level 2 and level 3 hierarchies occurred during the period ended June 30, 2025.

Note 36. Contingencies

Contingent assets

There are no contingent assets to be disclosed as of June 30, 2025.

Contingent liabilities

The following are the contingent liabilities as of June 30, 2025, and December 31, 2024:

a.	The following legal proceedings are being carried out with the aim of ensuring that the Company does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,872 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, the Company received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $2,877 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,342 (December 31, 2024 - $3,291).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,876 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,757 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

b.	Guarantees

-	The Company granted a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of June 30, 2025, the amount totals $3,967 (December 31, 2024: $3,967).

-	The Company granted a bank guarantee until July 10, 2025, to the third party Bacninh Manufacture and Trading CO., LTD., in order to secure the payment of merchandise purchases (goods and supplies) for $89.

-	The Company granted a bank guarantee until August 10, 2025, to the third party SINOGLAS, in order to secure the payment of merchandise purchases (goods and supplies) for $621.

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 the Company has provided certain guarantees to these third parties as joint debtors on behalf of some of its subsidiaries. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. The Company acts as a joint debtor for the Patrimonio Autónomo of Viva Barranquilla Shopping Center	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

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Note 37. Dividends declared and paid

At the General Shareholders' Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of COP 21.11 per share. The amount paid during the period ended June 30, 2025, totaled $27,407.

At the General Shareholders' Meeting of the Company held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of COP 50.49 per share. The amount paid during the annual period ended December 31, 2024, totaled $65,502.

Note 38. Seasonality of transactions

The Company’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, the Company adequately disclosed its capital and financial risk management policies in the separate financial statements presented at the end of that year. No changes have been made to these policies during the period ended June 30, 2025.

Note 40. Assets held for sale

The Company's management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for the Company. As a result of this plan, some of the investment properties were classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	June 30, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 41. Subsequent Events

Almacenes Éxito S.A. granted its subsidiary Libertad S.A. a bank guarantee in the amount of USD 35 million for a period of 5 years, as part of a transaction aimed at supporting the restructuring of its debt and optimizing its financial costs.

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